Exhibit 99(a)(1)(i)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

CreXus Investment Corp.
for
$13.00 Plus an Amount in Lieu of Dividends, Net Per Share
by

CXS Acquisition Corporation
a wholly-owned subsidiary of

Annaly Capital Management, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON TUESDAY, APRIL 16, 2013,
UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 30, 2013 (the “Merger Agreement”), among CreXus Investment Corp. (“CreXus”), Annaly Capital Management, Inc. (“Annaly”) and CXS Acquisition Corporation (“Acquisition”), all of which are Maryland corporations. Acquisition is offering to purchase all the shares of CreXus common stock (“Common Stock”), par value $0.01 per share, that Annaly does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires (the “Offer Price”), in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer are set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase.

There is no financing condition to the Offer. The Offer is subject to a non-waivable condition (the “Majority Tender Condition”) that there be validly tendered in response to the Offer and not properly withdrawn at least 51% of the shares of Common Stock that are not owned by Annaly or any of its subsidiaries, or any of the directors or officers of CreXus, Annaly or Fixed Income Discount Advisory Company (“FIDAC”), a wholly-owned subsidiary of Annaly which is the external manager of CreXus. It is also subject to other conditions that are discussed under the caption “The Offer—Section 12. Conditions to the Offer” beginning on page 50.

The Board of Directors of CreXus, acting in accordance with a unanimous recommendation by a Special Committee of that Board consisting entirely of directors who are independent and are not employees or affiliates of Annaly or any of its subsidiaries (including FIDAC), unanimously (with the two directors who are employees of Annaly and FIDAC not present or voting) recommends that the CreXus stockholders, other than Annaly and its subsidiaries, tender their shares in response to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Shareholders can also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

March 18, 2013

IMPORTANT

A CreXus stockholder who wants to tender CreXus Common Stock in response to the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents (as described in “The Offer—Section 4. Procedure for Tendering Shares”) to the Depositary (defined below) together with certificates representing the tendered shares, (ii) follow the procedure for book-entry transfer described in “The Offer—Section 4. Procedure for Tendering Shares” or (iii) ask the stockholder’s broker, dealer, commercial bank, trust company or other nominee to tender shares for the stockholder. A stockholder whose CreXus shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact that person and follow its instructions in order to tender shares.

A CreXus stockholder who wants to tender shares of CreXus Common Stock but cannot deliver the certificates representing the shares and all other required documents to the Depositary prior to the expiration of the Offer, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender the shares by using the guaranteed delivery procedure described in “The Offer—Section 4. Procedure for Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent named on the back cover of this Offer to Purchase at the address and telephone numbers set forth on the back cover, or to the Dealer Manager named below at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (defined below) and other related materials may also be obtained from the Information Agent or the Dealer Manager. In addition, a stockholder may ask its broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, New York 10036
Call toll-free: (888) 803-9655

SUMMARY TERM SHEET

Securities Sought:	All the outstanding shares of common stock, par value $.01 per share, of CreXus Investment Corp. (“CreXus”) that are not already owned by Annaly Capital Management, Inc. (“Annaly”).
Price Offered Per Share:

$13.00 plus an amount approximating the pro-rata portion of the dividend you would have received with regard to the quarter in which the tendered shares are purchased, net to you in cash, without interest, but less any applicable withholding tax. If the Expiration Date occurs during the second calendar quarter of 2013, the amount per share we are offering to pay will be $13.00 plus $0.002740 for each day between March 29, 2013, and the Expiration Date of the Offer (including the Expiration Date). If the Expiration Date is April 16, 2013, the amount we are offering to pay will be $13.05206 per share.

Scheduled Expiration of Offer:	5:00 p.m., New York City time, on Tuesday, April 16, 2013, unless the Offer is extended.
The Purchaser:	CXS Acquisition Corporation (“Acquisition”), a wholly-owned subsidiary of Annaly.
Company Recommendation:

The Board of Directors of CreXus, acting in accordance with a unanimous recommendation by a special committee of that Board (the “Special Committee”) consisting entirely of directors who are independent and are not employees of Annaly or any of its subsidiaries (including Fixed Income Discount Advisory Company (“FIDAC”), a wholly-owned subsidiary of Annaly which is the external manager of the Company) has unanimously (with the two directors who are employees of Annaly and FIDAC not present or voting) (i) determined that this Agreement and the transactions contemplated by it are advisable and fair to and in the best interests of CreXus and its stockholders, (ii) approved this Agreement and the transactions contemplated by it, including the Offer and the subsequent merger of Acquisition with CreXus (the “Merger”), and (iii) determined to recommend that CreXus’ stockholders (other than Annaly and its subsidiaries) tender their shares in response to the Offer and, if approval of the Merger by CreXus’ stockholders is required by applicable law or by the rules of a stock exchange or securities quotation system on which the Common Stock is listed or quoted in order to carry out the Merger, that the CreXus’ stockholders vote any shares of Common Stock they own in favor of approving the Merger.

The following are some of the questions you, as a shareholder of CreXus, may have regarding the Offer and the transaction of which it is a part, and our answers to those questions. The answers to those questions do not contain all the information that may be relevant to your decision whether to tender your CreXus shares. We urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to Acquisition.

Who is offering to buy my shares?

We are CXS Acquisition Corporation (“Acquisition”), a Maryland corporation that is a wholly-owned subsidiary of Annaly Capital Management, Inc. (“Annaly”). We were formed for the purpose of offering to acquire all of the shares of CreXus common stock (“Common Stock”) that Annaly does not already own (the “Offer”) and, after we purchase all the Common Stock that is tendered in response to the Offer, being merged into CreXus. Annaly formed CreXus in 2008 and CreXus began to engage in transactions after its initial public offering in 2009. CreXus is an externally managed real estate investment trust. A wholly-owned subsidiary of Annaly, Fixed Income Discount Advisory Company (“FIDAC”), has managed CreXus under a management agreement since CreXus began engaging in transactions.

What is the class and amount of securities being sought in the Offer?

We are seeking to acquire through the Offer all the outstanding shares of CreXus’ Common Stock that Annaly does not currently own (Annaly currently owns approximately 12.4% of the outstanding shares of CreXus Common Stock ). See the “Introduction” to this Offer to Purchase and “The Offer—Section 1. Terms of the Offer.”

How much are you offering to pay? In what form will I receive payment?

We are offering to pay for each share we purchase $13.00 plus the amount equal to (i) the quarterly dividend CreXus declared during the calendar quarter before the quarter during which the Offer expires, times (ii) a fraction of which the numerator is the number of days between the record date for that dividend and the Expiration Date of the Offer, and the denominator is 91.25 (i.e., 365 divided by 4). We will pay that sum to you net in cash, without interest, but less any applicable withholding tax. If the Expiration Date occurs during the second calendar quarter of 2013, the amount per share we are offering to pay will be $13.00 plus $0.002740 for each day between March 29, 2013, and the Expiration Date (including the Expiration Date). If the Expiration Date is April 16, 2013, the amount we are offering to pay will be $13.05206 per share.

Will I have to pay commissions?

If you are the record owner of the shares and you tender them directly to us, you will not have to pay any commissions. If your shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee and that person tenders the shares on your behalf, that person may charge you a fee for doing that. You should consult the person in whose name your shares are held to determine whether you will be subject to any charges. See the “Introduction” to this Offer to Purchase.

When will the Offer expire?

The Offer will expire at 5:00 p.m. New York City time on Tuesday, April 16, 2013, unless it is extended. In this Offer to Purchase, we refer to the day on which the Offer will expire as the “Expiration Date” and we refer to the time on the Expiration Date when the Offer will expire as the “Expiration Time.” See “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 4. Procedure for Tendering Shares.”

What will happen if I do not tender my shares?

If a majority of the shares that are not owned by Annaly and certain affiliates are tendered in response to the Offer and not withdrawn, and some other conditions (which are customary with regard to tender offers) are fulfilled, and therefore we purchase all the shares that are properly tendered and not withdrawn, we will be required to merge with CreXus (the “Merger”) in a transaction in which Annaly will become the sole owner of CreXus and the CreXus stockholders who do not tender their shares in response to the Offer will receive the same consideration per share that they would have received if they had tendered their shares (i.e., $13.00 plus the amount equal to (i) the quarterly dividend CreXus declared most recently before the day on which the Offer expires, times (ii) a fraction of which the numerator is the number of days between the record date for that dividend and the Expiration Date, and the denominator is 91.25). If the Expiration Date of the Offer occurs during the second calendar quarter of 2013, the amount per share a CreXus stockholder will receive as a result of the Merger will be $13.00 plus $0.002740 for each day between March 29, 2013, and the Expiration Date of the Offer (including the Expiration Date). If the Expiration Date is April 16, 2013, the amount a Crexus stockholder will receive as a result of the Merger will be $13.05206 per share.

Why are Annaly and you making this offer?

Annaly believes it is important to its business that it begin making investments in debt secured by commercial real estate, commercial real estate itself and other assets related to commercial real estate. Those are the kind of assets in which CreXus invests. While Annaly has the right to invest in commercial real estate and mortgages and other assets related to it, subject to FIDAC policies regarding allocation of investment opportunities among the companies FIDAC manages, Annaly believes that, because large commercial real estate assets often are unique and are relatively illiquid, it will be better for Annaly to acquire CreXus, and by doing so, eliminate even an appearance of conflict of interest with regard to whether particular investment opportunities should be acquired by CreXus or by Annaly, or shared by them.

Does Annaly have the financial resources to purchase the shares that are tendered?

The Offer is not subject to any condition or contingency relating to financing.

Annaly, which is our parent, has agreed to provide all the funds that are needed to enable us to purchase the shares that are tendered in response to the Offer and to carry out a subsequent Merger between CreXus and us that is described below. If all the CreXus shares that Annaly does not currently own were tendered in response to the Offer, the total amount we would be required to pay to purchase the tendered shares would be approximately $872.3 million plus an amount in lieu of a pro-rated portion of the dividend we would have paid with regard to the quarter in which the Expiration Date occurs (which dividend we will not pay, at least until after the Merger). At December 31, 2012, Annaly had total assets of $133.5 billion, which included cash and reverse repurchase obligations totaling $2.4 billion. Therefore, Annaly will be able to provide out of its assets all the funds we will need in connection with the Offer and the subsequent Merger.

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender shares in response to the Offer, because the Offer is being made for all the outstanding shares that Annaly does not own, the form of payment consists solely of cash and the Offer is not subject to any financing condition. Annaly has sufficient cash to pay for all the CreXus shares that are tendered, even if that is all the outstanding CreXus shares that Annaly does not already own. See “The Offer—Section 11. Source of Funds.”

What does the CreXus’ Board of Directors think of the Offer?

Because a subsidiary of Annaly manages CreXus and two employees of Annaly are members of CreXus’ Board of Directors, that Board of Directors established a Special Committee comprised exclusively of directors who are not employed by or otherwise affiliated with Annaly or any of its subsidiaries to consider Annaly’s proposal to acquire the CreXus shares it does not own and possible alternatives to the transaction Annaly had proposed. The Board, acting upon the unanimous recommendation of that Special Committee, unanimously (with the two directors who are employed by Annaly or a subsidiary not present or voting) (i) determined that the Merger Agreement and the transactions contemplated by it are advisable and fair to and in the best interests of CreXus and its stockholders (other than Annaly and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and declared that both the

Offer and the Merger are advisable, (iii) directed that if approval of the Merger by the CreXus stockholders is required by applicable law or by the rules of a stock exchange or securities quotation system on which the Common Stock is listed or quoted in order to carry out the Merger, the Merger be submitted for consideration at an annual or special meeting of the stockholders and (iv) determined to recommend that the CreXus stockholders (other than Annaly and its subsidiaries) tender their shares in response to the Offer, and, if approval of the Merger by CreXus’ stockholders is required in order to carry out the Merger, to recommend that CreXus’ stockholders vote any shares of Common Stock they own in favor of approving the Merger. See the “Introduction” to this Offer to Purchase and “Special Factors—Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors—Section 3. Recommendation by CreXus’ Board of Directors and its Special Committee.”

Why was there such a long period between when the Merger Agreement was signed and commencement of the Offer?

The Merger Agreement provided that for 45 days after it was signed, the Special Committee could, with the assistance of investment bankers, attorneys, accountants and other advisers, actively seek proposals or offers with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving CreXus, or a purchase of or tender offer for 51% or more of CreXus’ equity securities or its and its subsidiaries’ assets. The Merger Agreement said that the Offer could not commence until that 45 day period expired, which was March 16, 2013.

Is there a limit on the percentage of the CreXus shares that any stockholder may own?

Yes, but it will not affect the Offer or the Merger. Under CreXus’ charter, no stockholder may own more than 9.8% in value or number of the outstanding shares of CreXus stock. However, CreXus’ Board of Directors can exempt a person from this limit. In 2009, CreXus’ Board increased the limit with regard to Annaly to 35%, and Annaly currently owns 12.4% of the outstanding CreXus Common Stock. In connection with the negotiation of the Merger Agreement and the transactions to which it relates, Annaly agreed that until the Special Committee ceases to be actively considering the possibility that CreXus would enter into a transaction or group of transactions in which a person or group would become the owner of all or substantially all the equity or assets of CreXus or some other extraordinary transaction, Annaly would not increase its ownership of CreXus Common Stock above the current 12.4%. Subsequently, as part of its approval of the Merger Agreement, CreXus’ Board exempted the Offer and the Merger, and the ownership of CreXus Common Stock by Annaly and Acquisition as a result of the Offer and the Merger, from the stock ownership limit.

What is your position as to the fairness of the Offer and the Merger?

We believe that the Offer and the Merger are fair to the CreXus stockholders other than Annaly. The reasons for this are described under “Special Factors—Section 4. Position of Annaly Regarding Fairness of the Offer and the Merger.”

Do you have interests in the Offer that are different from my interests as a shareholder of CreXus?

Yes. Our and Annaly’s interests in the Offer and the Merger are different from those of shareholders other than Annaly. If the Merger takes place, Annaly will become the sole owner of CreXus. If you sell your shares in response to the Offer or the Merger takes place, you will receive cash, but you will have no continuing interest in CreXus. Therefore, you will not be able to participate in any future earnings or growth of CreXus. Annaly alone will benefit from those earnings and that growth, if there is any. See “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger.”

What is the market value of my CreXus shares as of a recent date?

The last reported sale price of CreXus common stock on November 9, 2012, the last trading day before Annaly announced its proposal to acquire all the shares of CreXus that it does not already own for $12.50 per share, was $11.10 per share. The last reported sale price of CreXus common stock on January 30, 2013, the last trading day before we announced the execution of the Merger Agreement and that the per share price we would pay for the CreXus shares we acquire would be $13.00 plus an amount intended to approximate the prorated portion of the dividend holders would have received with regard to the calendar quarter in which the Tender Offer expires, was $12.50 per share. On March 15, 2013, the last full day of trading before the date of this Offer to Purchase, the last sale price of CreXus common stock reported on the New York Stock Exchange was $13.28 per share. However, that price was probably affected by the fact that CreXus’ Board had declared a dividend of $0.25 per share, payable to holders of record on March 28, 2013. We suggest that you to obtain a recent quotation for CreXus’ common stock in connection with your decision whether to tender your shares in response to the Offer. See “The Offer—Section 7. Price Range of the Shares; Dividends.”

Will my tendering shares in response to the Offer affect my right to receive a dividend with regard to those shares?

CreXus’ Board has declared a dividend of $0.25 per share payable on April 25, 2013, to the persons who are holders of record of CreXus common stock on March 28, 2013. If you hold your Common Stock on March 28, 2013, you will receive that dividend, even if you tender your Common Stock before the dividend is paid. People who purchased Common Stock on March 15, 2013, will be entitled to the dividend if they still hold the Common Stock on March 28, 2013, and therefore the trading price on March 15, 2013 probably reflected the right to receive the $0.25 per share dividend that will be paid on April 25, 2013.

What is the “Majority Tender Condition”?

One of the conditions to our purchasing the shares that are tendered in response to the Offer is that the number of shares that are properly tendered and not withdrawn be at least 51% of the shares which are not owned immediately before the Expiration Time by Annaly or us, or by any director or officer of Annaly, CreXus or FIDAC. None of CreXus, Annaly or we can waive this condition. Therefore, unless this condition is satisfied, we will not accept or purchase any of the CreXus shares that are tendered in response to the Offer. If we do not purchase those shares, the Merger will not take place.

What are the significant conditions to the Offer in addition to the Majority Tender Condition?

In addition to the Majority Tender Condition, which we cannot waive, there are a number of conditions under which we will not be obligated to purchase the CreXus shares that are tendered, but which we can waive. They include:

•	a statute, rule or regulation has been enacted or adopted that would make it illegal for us to acquire the tendered shares or would make the Merger illegal;

•	an order is entered by a court or other governmental authority that invalidates the Merger Agreement or restrains us from completing the acquisition of the tendered CreXus Common Stock or the Merger;

•

any of CreXus’ representations and warranties in the Merger Agreement is not true and correct on the Expiration Date, except inaccuracies that (i) could not, in the aggregate, reasonably be expected to have a material adverse effect on CreXus, on our ability to purchase the shares that are tendered in response to the Offer or on our legal ability to consummate the Merger, or (ii) were known, or reasonably should have been known, to Annaly or any of its subsidiaries (including FIDAC, which manages CreXus) on or prior to the date of the Merger Agreement (January 30, 2013);

•

CreXus has not performed in all material respects all the obligations it is required to have performed, except failures that would not have a material adverse effect on CreXus or failures that result from a breach of the Merger Agreement by us;

•	The Merger Agreement is terminated in accordance with its terms;

•	The Special Committee withdraws or modifies in a manner adverse to us its recommendation or approval regarding the Offer or the Merger; and

•

CreXus’ Board, acting in accordance with a recommendation of the Special Committee, withdraws or modifies in a manner adverse to us its recommendation that stockholders accept the Offer or its approval of the Merger.

See “The Offer—Section 12. Conditions to the Offer.”

Can the Offer be extended?

If any of the conditions to our obligation to purchase the tendered shares is not satisfied or (except with regard to the Majority Tender Condition) waived by us by the scheduled Expiration Time, we will be required to extend the Offer for up to three successive periods of up to 10 business days each (but not beyond August 31, 2013), and we can extend it for more than three successive periods. Also, (i) if the Offer is modified to increase the price we will pay or in any other manner, we may extend the Offer until 10 business days after we announce the modifications, (ii) if anybody other than us makes a tender offer for CreXus common stock before the Offer expires, we can extend the Offer until not later than 10 business days after the other offer expires, (iii) if CreXus delivers a notice (a “Superior Proposal Notice”) that it has received a firm proposal for a transaction that the Special Committee believes would be more beneficial to CreXus and its shareholders (other than Annaly) than the Offer (a “Superior Transaction”), (x) as to the first Superior Proposal Notice, the Expiration Date will automatically be extended to the fourth business day after CreXus delivers the Superior Proposal Notice and we will have the right to extend the Expiration Date until 10 days after expiration of our right to agree to increase the Offer Price to at least $0.10 per share higher than the value of what CreXus stockholders would receive in the transaction the Special Committee had determined to be a Superior Transaction, or (y) as to any subsequent Superior Proposal Notice, until after the end of a two business day period during which we can require the Special Committee to discuss modifications to the Merger Agreement that would make the transactions contemplated by the modified Merger Agreement more favorable to the CreXus stockholders than the transaction with someone other than us that the Special Committee had determined to be a Superior Transaction, and (iii) if after the first Superior Proposal Notice we increase the Offer Price to a price that is at least $0.10 per share higher than the consideration shareholders would receive as a result of the transaction described in the first Superior Proposal Notice, or if as a result of negotiations with us after a second or any subsequent Superior Proposal Notice, the Company withdraws its Superior Proposal Notice, we may extend the Offer until 10 business days (or any longer period that is required by SEC rules) after we give a notice of the increase in the Offer Price or the Company withdraws its Superior Proposal Notice.

Will you provide a subsequent offering period?

The Merger Agreement gives us the right, but does not require us, to provide a subsequent offer period of the type permitted by SEC Rule 14d-11. A subsequent offering period would be a period of at least 3 business days (and could be substantially longer than that) which would begin on the business day following the Expiration Date, during which we would offer to purchase CreXus shares for the same Offer Price we are offering prior to the Expiration Date, but we would purchase shares as they are received rather than deferring all purchases until the subsequent offering period expires.

How will shareholders know whether the Offer is extended or there is a subsequent offering period?

If we extend the Offer or provide a subsequent offering period, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer, and make a public announcement,

with regard to an extension, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was then scheduled to expire, and with regard to our providing a subsequent offering period, before 9:00 a.m., New York City time, on the business day after the day on which the Offer expires (i.e., after the Expiration Date). See “The Offer—Section 1. Terms of the Offer.”

Will you have an option to purchase additional shares from the Company?

If we purchase the shares that are tendered in response to the Offer, we will have the option to purchase from CreXus additional shares for the same price per share that we are paying for the shares we purchase through the Offer, but payable in cash or with a note, in order to increase our ownership to 90% of the outstanding common stock. If we own 90% of the outstanding common stock, we will be able to cause the Merger to take place by a resolution of our Board of Directors, without a vote by the CreXus stockholders. The note will have a term that may be as long as a year, and will provide that if the Merger does not take place before the note matures, we will be able to pay the sum evidenced by the note either in cash or by returning the shares we acquire by exercising the option.

How do I tender my shares?

If you are a registered shareholder, to tender your Shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, before the Offer expires. If your shares are held in street name, your broker or other nominee will be able to tender them, probably by book entry transfer through The Depositary Trust Company (“DTC”). Please follow the instructions provided by your broker or other nominee. If you cannot deliver a required item to the Depositary by the time the Offer expires, you may be able to obtain additional time by having a broker, bank or other fiduciary guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your shares will not be validly tendered. See “The Offer—Section 4. Procedure for Tendering Shares.” Questions regarding how to tender your shares may be directed to the Information Agent named on the back cover of this Offer to Purchase.

Will I be able to tender options in response to the Offer?

CreXus has informed us that there are no outstanding options to purchase Common Stock from it.

What if I have restricted stock?

CreXus has informed us that it has no outstanding shares that it issued subject to restrictions on transfer.

Can I withdraw shares after I tender them?

You will be able to withdraw shares you tender at any time until the Expiration Time. In order to withdraw shares you have tendered, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, before the Expiration Time. See “The Offer—Section 5. Withdrawal Rights.”

If there is a subsequent offering period, you will not be able to withdraw shares that you tender during the subsequent offering period.

Will I receive dividends with regard to the period between the Expiration Date of the Offer and the time the Merger becomes effective?

No. CreXus will not pay dividends prior to the Merger with regard to the quarter during which the Offer expires or any subsequent period. The Merger consideration, like the Offer Price, will include a sum that approximates the pro rata portion of the dividend a stockholder who tenders

Common Stock in response to the Offer would have received with regard to the quarter during which the Offer expires. However, whether the additional sum is paid as part of the Offer Price or as part of the Merger consideration, the proration will be based on the number of days between the record date for the dividend paid with regard to the quarter before the quarter in which the Expiration Date occurs and the Expiration Date. No payment will be made as part of the Merger consideration with regard to the period between the Expiration Date of the Offer and the Effective Date of the Merger.

If you purchase shares that are tendered in response to the Offer, will there be any conditions to your obligation to complete the Merger?

If we purchase shares that are tendered in response to the Offer, the only conditions to our obligation to carry out the Merger will be that (i) there not be an order of a court or other governmental authority that invalidates the Merger Agreement or restrains Annaly or us from completing the Merger, and (ii) if the CreXus stockholders must approve the Merger, the Merger will be approved by holders of a majority of the outstanding CreXus Common Stock. At that time, Annaly and we will own a majority of the outstanding Common Stock, and therefore we will be able to approve the Merger even if no other CreXus stockholders vote in favor of approving it.

If CreXus’ stockholders have to approve the Merger, what vote will be required?

If the CreXus stockholders are required to vote on a proposal to approve the Merger, that approval will require the affirmative vote of holders of a majority of the outstanding shares of Common Stock. Because Annaly already owns 12.4% of the outstanding Common Stock and the Merger cannot take place unless the Common Stock that is tendered in response to the Offer is at least 51% of the Common Stock that Annaly does not own, if the CreXus stockholders are required to vote on a proposal to approve the Merger, Annaly and Acquisition will own enough shares to be able to cause the Merger to be approved even if no other CreXus stockholders vote in favor of approval of the Merger (and, indeed, Annaly and Acquisition might be able to cause the Merger to be approved by a written consent given by the two of them without there being a meeting of the CreXus stockholders).

Will CreXus shares be publicly traded after the Expiration Date?

That will depend on the results of the Offer. If the tendered shares reduce the number of holders of record of CreXus Common Stock to fewer than 300 holders, in order to expedite the Merger, CreXus may terminate the listing of that stock on the New York Stock Exchange and its registration under the Securities Exchange Act. If that happens, there may no longer be a public market for CreXus’ Common Stock and CreXus will not be required to file materials (including a proxy statement or information statement relating to the Merger) with the SEC. If the tendered shares do not reduce the number of holders of record of CreXus common stock to fewer than 300, the CreXus Common Stock will continue to be listed on the NYSE and registered under the Securities Exchange Act. However, the number of outstanding shares, and the number of beneficial owners of those shares, may be so small that there will not be an active trading market for the CreXus common stock.

With whom should I speak if I have questions about the Offer?

You should call Innisfree M&A Incorporated, which is the Information Agent with regard to the Offer. You can reach the Information Agent at (877) 687-1875 (toll free). Banks and brokers may call collect at (212) 750-5833. See the back cover of this Offer to Purchase for additional information regarding how to contact the Information Agent.

To the Holders of Common Stock
of CreXus Investment Corp.:

INTRODUCTION

CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, is offering to purchase (the “Offer”) all the issued and outstanding shares of common stock (“Common Stock”), par value $.01 per share, of CreXus Investment Corp. (“CreXus”), a Maryland corporation, that Annaly does not already own for cash per share (the “Offer Price”) equal to (i) $13.00, plus (ii) the sum equal to (x) the dividend most recently declared before the day on which the Offer expires (the “Expiration Date”), times (y) the fraction of which the numerator is the number of days between the record date for that recently declared dividend and the Expiration Date of the Offer (including the Expiration Date), and the denominator is 91.25 (i.e., 365/4), net to the seller in cash, without interest but less any applicable withholding tax, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase. If the Expiration Date occurs during the second calendar quarter of 2013, the amount per share we are offering to pay will be $13.00 plus $0.002740 for each day between March 29, 2013, and the Expiration Date of the Offer (including the Expiration Date). If the Expiration Date is April 16, 2013, the amount we are offering to pay will be $13.05206 per share.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 30, 2013 (the “Merger Agreement”), among CreXus, Annaly and Acquisition. The Offer is subject, among other things, to a condition (which cannot be waived) that the number of shares that are properly tendered in response to the Offer and not withdrawn be at least 51% of the shares which, immediately before the Offer expires, are not owned by Annaly or any of its subsidiaries, or any officers or directors of CreXus, Annaly or Fixed Income Discount Advisory Company (“FIDAC”), a wholly-owned subsidiary of Annaly that manages CreXus under a management agreement.

Under the Merger Agreement, if the condition regarding the minimum number of shares that must be tendered is satisfied and Acquisition purchases the CreXus shares that are tendered, as promptly as practicable after the Expiration Date, Acquisition and CreXus will be merged (the “Merger”) in a transaction in which Annaly will become the sole shareholder of CreXus and the people who hold shares of CreXus common stock immediately before the effective time of the Merger will receive the same amount of cash (the “Merger Price”) that they would have received if they had tendered their shares in response to the Offer (i.e., the Offer Price).

The Merger Agreement is described more fully in “Special Factors—Section 6. Summary of Merger Agreement and Other Agreements.”

CreXus has advised Annaly that at the close of business on March 15, 2013, it had 76,630,528 shares of Common Stock outstanding. Annaly owned 9,527,778 (equal to approximately 12.4%) of those shares. In addition, CreXus directors held deferred stock units that entitle them to receive in the future a total of 10,416 shares of Common Stock (which Annaly anticipates will be converted into Common Stock prior to the Merger, and therefore will entitle the directors who hold them to receive the Merger Price with regard to them).

The Board of Directors of CreXus, acting in accordance with a unanimous recommendation by a special committee of that Board (the “Special Committee”) consisting entirely of directors who are independent and are not employed by or otherwise affiliated with Annaly or any of its subsidiaries (including FIDAC) has unanimously (with two directors who are employees of Annaly and FIDAC not present or voting) (i) determined that this Agreement and the transactions contemplated by it are advisable and fair to and in the best interests of CreXus and its stockholders, (ii) approved this Agreement and the transactions contemplated by it, including the Offer and the Merger, and (iii) determined to recommend that CreXus’ stockholders (other than Annaly and its subsidiaries) tender their shares in response to the Offer and, if approval of CreXus’ stockholders is required in order to carry out the Merger, that the Company’s stockholders vote the shares of Common Stock they own in favor of approving the Merger.

There is no financing condition to the Offer. The principal condition to the Offer is that at least 51% of the shares of Common Stock that are not owned immediately before the Expiration Time by Annaly or any of its subsidiaries, or by an officer or director of CreXus, Annaly or FIDAC, be properly tendered and not withdrawn. This condition cannot be waived, and therefore, unless it is satisfied, we will not be permitted to purchase the shares that are tendered and not withdrawn and there will be no Merger. There are also a number of other conditions to our obligation to purchase the shares that are tendered in response to the Offer, but we have the right to waive any of those conditions. They include conditions that (i) no statute, rule or regulation has been enacted or adopted that would make it illegal for us to acquire the tendered shares or would make the Merger illegal, (ii) no order is entered by a court or other governmental authority that invalidates the Merger Agreement or restrains us from completing the acquisition of the tendered CreXus Common Stock or the Merger, (iii) all of CreXus’ representations and warranties in the Merger Agreement are true and correct on the Expiration Date, except inaccuracies that (x) could not, in the aggregate, reasonably be expected to have a material adverse effect on CreXus or on our ability to purchase the shares that are tendered in response to the Offer or to consummate the Merger, or (y) were known, or reasonably should have been known, to Annaly or any of its subsidiaries (including FIDAC) on or prior to the date of the Merger Agreement (January 30, 2013), (iv) CreXus has performed in all material respects all the obligations and covenants it is required to have performed, except failures that would not have a material adverse effect on CreXus or result from a breach of the Merger Agreement by Annaly or by us, (v) the Merger Agreement is not terminated, and (vi) neither the Special Committee, nor CreXus’ Board of Directors acting in accordance with a recommendation of the Special Committee, has withdrawn or modified in a manner adverse to us its recommendation or approval regarding the Offer or the Merger.

If we purchase the shares that are tendered in response to the Offer, the only conditions to our obligation to complete the Merger will be that (i) there not be an order of a court or other governmental authority that invalidates the Merger Agreement or restrains Annaly or us from completing the Merger, and (ii) if the CreXus stockholders must approve the Merger, the Merger will be approved by holders of a majority of the outstanding shares of CreXus Common Stock (which Annaly and we will be able to do even if no other CreXus stockholders vote in favor of approving the Merger). CreXus stockholders will not have dissenters’ appraisal rights or similar rights as a result of the Merger.

Before the Special Committee determined to recommend that CreXus’ Board of Directors recommend that CreXus stockholders tender their shares in response to the Offer and approve the Merger, the Special Committee received an opinion from Lazard Frères LLC, the financial adviser to the Special Committee, that as of January 30, 2013, based on and subject to specified assumptions, qualifications and limitations, the consideration to be paid to the holders of CreXus common stock (except for Acquisition, Annaly or any wholly owned subsidiary of either Acquisition or Annaly) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. A copy of Lazard’s written opinion, which describes the assumptions it made, the procedures it followed, the matters it considered and the limitations on the review it undertook, and summarizes the material financial analyses Lazard made in connection with its reaching its opinion, is included in, or as an Annex to, CreXus’ Solicitation/Recommendation Statement on Schedule 14D-9, that is being filed in connection with the Offer and is being distributed to CreXus’ stockholders at the same time as this Offer to Purchase. The Lazard opinion is not a recommendation as to whether or not any holder of Common Stock should tender Common Stock in response to the Offer or how any holder of CreXus Common Stock should vote with respect to the Merger or any other matter. Lazard’s opinion is necessarily based on market and other conditions as in effect on, and the information made available to Lazard at or prior to, January 30, 2013, which is the date it rendered its opinion. When the Special Committee engaged Lazard on November 27, 2012, to act as the Special Committee’s financial advisor, CreXus agreed to pay Lazard a fee which was payable (and was paid) upon delivery of Lazard’s opinion, and a transaction fee based upon the aggregate consideration payable in the Tender Offer and the Merger, which transaction fee is contingent upon consummation of the Offer and the Merger.

Certain material U.S. federal income tax consequences of the sale of shares in response to the Offer or the receipt of cash as a result of the Merger are described in “The Offer—Section 6. Certain Material U.S. Federal Income Tax Consequences.”

Tendering shareholders whose Common Stock is registered in their own names and who submit the certificates representing their shares and other materials directly to the Depositary will not be required to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes in connection with the sale of their Common Stock in response to the Offer. American Stock Transfer & Trust Company, LLC (the “Depositary”) is the Depositary with regard to the Offer, and we will pay all fees and expenses due to it for acting as Depositary, or to Innisfree M&A Incorporated (the “Information Agent”) for acting as information agent, in connection with the Offer and the Merger. See “The Offer—Section 15. Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE ABOUT WHETHER TO TENDER COMMON STOCK IN RESPONSE TO THE OFFER.

SPECIAL FACTORS

1. Background of the Offer; Past Contacts, Negotiations and Transactions

Annaly formed CreXus in 2008 and, in connection with CreXus’ initial public offering in August 2009, acquired 25% of the outstanding stock of CreXus (which, as a result of a subsequent public offering, is currently 12.4%). In addition, in connection with CreXus’ initial public offering, CreXus entered into a Management Agreement with FIDAC, a wholly-owned subsidiary of Annaly, under which FIDAC manages the day-to-day operations and assets of CreXus. CreXus has no employees of its own. All its officers, and two of its five directors, are employees of Annaly or FIDAC.

Prior to November 2012, members of the senior management of Annaly had discussed with the persons at FIDAC who have principal responsibility for managing CreXus the possibility that Annaly might want to acquire CreXus. However, until November 9, 2012, nobody in the management of Annaly had discussed with any of the three directors of CreXus who are not employees of Annaly or FIDAC the possibility that Annaly might want to acquire all of CreXus.

On November 9, 2012, Wellington Denahan, the Chief Executive Officer of Annaly, attended a meeting of the CreXus Board of Directors that had been convened at the request of Annaly. She told the CreXus directors that the Annaly Board of Directors would be meeting later that day to discuss the possibility that Annaly would propose to purchase all the CreXus Common Stock it did not already own and that if the Annaly Board approved Annaly’s doing that, Annaly would be making a proposal very shortly. In the evening of November 9, 2012, Annaly sent a letter to the Board of Directors of CreXus in which Annaly proposed that it purchase all the CreXus shares it does not already own for $12.50 per share in cash. The letter said that, given that FIDAC manages CreXus and two employees of FIDAC are on CreXus’ Board of Directors, Annaly expects that the CreXus’ Board of Directors will create a Special Committee consisting entirely of directors who are independent of Annaly to consider the proposal contained in Annaly’s letter and to negotiate the terms of any transaction resulting from that proposal.

On November 10, 2012, Patrick Corcoran, Robert Eastep and Nancy Jo Kuenstner, the three directors of CreXus’ who are not employees of Annaly or FIDAC, convened a meeting of the CreXus Board and designated themselves to constitute a Special Committee to consider the proposal contained in Annaly’s letter and negotiate the terms of any transaction resulting from that proposal. Resolutions confirming the appointment of that Special Committee were adopted on November 13, 2012.

On November 12, 2012, Annaly issued a press release announcing the proposal that it had made. It also issued a press release in which it stated that it intended to diversify the type of investments it would make, and that the proposed acquisition of CreXus would be a powerful step in this direction.

On November 12, 2012, Annaly also sent a memorandum to the employees of FIDAC who are responsible for managing CreXus, in which Annaly said it expected the CreXus Board to appoint a Special Committee and instructed the FIDAC employees to provide detailed confidential information about CreXus and its assets and liabilities to the Special Committee, to make that information, or portions of it specified by the Special Committee, available as may be requested by the Special Committee to whomever the Special Committee may designate, and not to provide any information about CreXus to Annaly or any of its advisors that is not publicly available without the permission of the Special Committee. At that time, Annaly limited access to the files relating to CreXus to six FIDAC employees who were involved primarily in managing CreXus. From that time forward, those employees and the other FIDAC employees who were involved primarily in managing CreXus had continuous contacts with members of the Special Committee regarding matters related to CreXus.

On November 13, 2012, Robert Eastep, one of the members of the Special Committee sent an attorney at Annaly and the FIDAC employee who was the Chief Financial Officer and the Secretary of CreXus a press release regarding the Special Committee’s appointment with a request that it be sent out through PR Newswire and filed with the SEC in a report on Form 8-K.

On November 19, 2012, the Special Committee engaged Goodwin Procter LLP (“Goodwin”) to be its legal advisor. On November 9, 2012, FIDAC had provided to the independent directors, at their request, a list of nine law firms and ten investment banks that have significant mergers and acquisition experience. The email transmitting the list noted that there are many other firms that also have significant mergers and acquisitions experience. Neither Goodwin nor Lazard was on the list. From time to time after Goodwin was engaged, an Annaly attorney provided Goodwin with documents and information regarding CreXus that Goodwin requested.

On November 19, 2012, lawyers at Goodwin told lawyers at K&L Gates LLP (“KLG”), which was advising Annaly with regard to its proposed purchase of CreXus shares, that Goodwin intended to prepare a Protocol specifying what the FIDAC employees who were engaged in the management of CreXus could and could not do. KLG noted that, although Annaly assumed that the FIDAC employees who rendered services primarily with regard to CreXus would be walled off from Annaly with regard to the transaction Annaly was proposing, there were some matters not related to the Annaly proposal as to which FIDAC employees who were engaged in managing CreXus were supervised by senior Annaly employees or services were rendered to CreXus directly by Annaly employees, and said the Protocol would have to take account of that. On November 20, 2012, Goodwin sent a draft of a Protocol to KLG, and after some discussion as to its scope and wording, an agreement embodying that Protocol was signed on December 11, 2012.

On November 20, 2012, Goodwin suggested that it might be worthwhile for there to be a meeting late in the following week (the week beginning November 26, 2012). However that meeting did not take place. On December 3, 2012, KLG asked Goodwin when they would be able to discuss the process for going forward. Goodwin said that Lazard would be calling Bank America Merrill Lynch (“BAML”), who were Annaly’s financial advisers with regard to the proposed transaction, regarding the valuation process. On that day, a representative of Lazard called a representative of BAML to say that Lazard would be advising the Special Committee, but there was no discussion of specific steps either with regard to the Special Committee’s responding to the Annaly proposal or with regard to a valuation of CreXus.

On November 27, 2012, the Special Committee engaged Lazard Frères LLC (“Lazard”) as its financial advisor.

On November 27, 2012, KLG told Goodwin it did not think KLG should review the draft engagement letter between the Special Committee and Lazard, because the terms on which the Special Committee was engaging Lazard were up to the Special Committee and Goodwin. On November 28, 2012, Goodwin sent KLG a copy of the resolutions of the CreXus board appointing the Special Committee and a draft of a press release announcing that the Special Committee had retained Lazard as its financial advisor. That press release was issued on November 29, 2012. At the request of Goodwin, Annaly assisted CreXus in filing a Report on Form 8-K regarding the press release.

On December 4, 2012, Goodwin sent KLG a draft of a proposed consent by which the CreXus directors would reduce the portion of CreXus’ stock that Annaly could own without violating ownership limits in CreXus’ charter from the 35% that had been authorized in 2009 to 12.5%, which is approximately the portion of CreXus’ stock that Annaly currently owns (Annaly currently owns 12.4% of CreXus’ outstanding stock).

On December 7, 2012, Goodwin and KLG had a telephone conversation in which they discussed the proposal that CreXus’ Board limit the number of shares Annaly could own to 12.5% of the outstanding shares. Goodwin said it anticipates that any agreement with Annaly will include a “go shop” provision, and the possibility that Annaly would increase its ownership might dissuade potential bidders from making proposals. KLG questioned whether the Board had the power to reduce the percentage of CreXus’ shares that Annaly could own, but suggested that instead of the CreXus Board trying to reduce the portion of CreXus’ stock that Annaly could own, Annaly could enter into an agreement not to purchase additional shares while a possible sale was being considered, except as part of a transaction in which Annaly seeks to acquire 100% of CreXus. That conversation resumed the following day, with Goodwin saying that if Annaly does not agree not to purchase additional shares, the CreXus Board will adopt a “poison pill” rights plan with a 15% triggering point.

On December 7, 2012, KLG and Goodwin exchanged e-mails in which KLG proposed that a meeting be held the following week to discuss the process for moving forward with regard to Annaly’s proposal and noted that the holidays were approaching and if the process did not start shortly, nothing would happen until the following year, which KLG said was too long to wait to start moving forward with regard to a transaction. Goodwin said it would discuss with Lazard the suggestion that there be a meeting. In telephone conversations that day, Goodwin said that both it and the members of the Special Committee had been urging Lazard to complete its valuation work as quickly as possible, but that Lazard was having difficulty valuing some of CreXus’ assets for which FIDAC did not have cash flow projections. KLG suggested that it send Goodwin a draft of a Merger Agreement, which would include a go shop provision, with the understanding that the fact that work begins on an agreement would not be viewed as indicating that CreXus is for sale at all.

On December 10 and 11, 2012, there were further discussions between Goodwin and KLG about difficulties Lazard was encountering in its efforts to value CreXus and its assets. During a December 10 call, KLG repeated its desire to send Goodwin a draft of a Merger Agreement. Goodwin said it would prefer that KLG not send a draft Merger Agreement until Lazard completed its valuation and reported the results to the Special Committee, and that if KLG did send a draft Merger Agreement, Goodwin would not review it until Lazard finished its valuation. During the December 10 call, Goodwin also asked about the agreement the Special Committee had requested that Annaly would not increase its holdings of CreXus stock.

On December 11, 2012, KLG sent Goodwin a draft of an agreement by which Annaly would agree not to increase its ownership of CreXus, other than through an acquisition of all of CreXus, while the Special Committee is considering a purchase of CreXus by Annaly or anyone else. There were discussions of the terms of that agreement between December 11 and December 22, including at one point a request by the Special Committee, which Annaly rejected, that Annaly agree that for one year it would not acquire, or propose to acquire, any shares of CreXus without the prior approval of the Special Committee. The Special Committee eventually agreed to accept an agreement of the type KLG had proposed, provided it said that if Annaly acquired shares in violation of the agreement, Annaly could be required to divest itself of those shares and that the Special Committee would have control of the determination of when it ceases to be actively involved in considering a possible purchase of CreXus. The terms of the agreement were agreed to on December 22, 2012, but because of the holidays, the agreement was not actually signed until January 2013.

On December 17, 2012, Goodwin distributed a letter on behalf of the Special Committee, which appeared to revoke many of the powers granted to FIDAC under its Management Agreement with CreXus. During the following several days, the FIDAC designee who is the Chief Executive Officer and President of CreXus and other of the FIDAC designees met with the Chairman of the Special Committee and worked out the authority that the FIDAC designees would have in managing CreXus and its assets.

On December 17, 2012, KLG sent Goodwin a draft of the Merger Agreement. The draft contemplated a tender offer at $12.50 per share by a new wholly-owned subsidiary of Annaly followed by a merger of the new subsidiary with CreXus that would result in Annaly’s becoming the sole stockholder of the corporation that would survive the merger, and the persons who were CreXus stockholders immediately before the merger receiving the same amount of cash as they would have received if they had tendered their shares in response to the tender offer. The draft Merger Agreement contemplated that the tender offer would continue until at least 41 days after the Merger Agreement was signed, and that during the first 30 days after the Merger Agreement was signed, (a “go shop” period), the Special Committee would be able actively to seek proposals from persons other than Annaly to acquire CreXus on terms that the Special Committee believed would provide per share consideration to the CreXus stockholders that was more valuable than the purchase price Annaly would be paying under the Merger Agreement. After the end of the go shop period, neither CreXus nor the Special Committee would be able to solicit proposals regarding acquisitions of CreXus, but the Special Committee would be able to respond to, and negotiate regarding, unsolicited proposals received after the end of the go shop period (as well as regarding proposals received during the go shop period). The draft Merger Agreement provided that if CreXus received a firm proposal regarding a transaction that would result in the CreXus stockholders receiving consideration per share that is greater than the purchase price Annaly was offering, and that the Special Committee believed would be more favorable to the Company’s stockholders than the transactions contemplated by the Merger Agreement, unless Annaly agreed within five business days to increase the price it would pay to an amount at least equal to the per share value of what the CreXus’ stockholders would receive as a result of what the Special Committee had determined to be a superior transaction, the Special Committee could terminate the Merger Agreement by causing CreXus to pay Annaly $25 million (or $15 million if the superior transaction had been proposed during the go shop period and the termination notice was given within 10 days after the end of the go shop period), and to reimburse Annaly for its expenses in connection with the transaction up to $5 million, with the $25 million (or $15 million) to be credited against the termination fee that would be due to FIDAC if CreXus terminates the Management Agreement with FIDAC within one year after termination of the Merger Agreement.

On December 20, 2012, Kevin Keyes, the President of Annaly, tried to reach each of the members of the Special Committee to urge them to move forward with the Special Committee’s consideration of Annaly’s proposal. He reached Robert Eastep, one of the members of the Special Committee. During the call, Mr. Keyes told Mr. Eastep that Annaly was entering the commercial real estate business irrespective of the outcome of the Special Committee’s decision relating to Annaly’s offer.

Later in the day on December 20, 2012, Goodwin told KLG that the Special Committee had met that day, that Lazard had almost finished its valuation work, and that the Special Committee would be meeting some time between January 2 and January 4, 2013 to hear Lazard’s valuation and to set “a baseline” for measuring the adequacy of Annaly’s offer of $12.50 per share.

On January 7, 2013, Goodwin told KLG that the Special Committee had approved a base case for valuing CreXus and was going to meet on January 9 to discuss the $12.50 per share price that Annaly had proposed. It was going to meet again on January 11 to discuss its response to Annaly’s proposal.

On January 11, 2013, Lazard told BAML that the Special Committee wanted Annaly to sign a Non-Disclosure Agreement. On January 14, 2013 Goodwin sent KLG a draft of a Non-Disclosure Agreement. The draft included a requirement (which it referred to as the “Standstill Obligations”) that for one year Annaly would not, without the prior written consent of CreXus, (a) propose a merger or other business combination, a tender offer or any other extraordinary transaction with respect to CreXus, (b) acquire beneficial ownership of any securities of CreXus, (c) nominate any person as a director of CreXus or propose any matter to be voted upon by CreXus’ stockholders, (d) be part of a group with respect to CreXus securities or a business combination involving CreXus, (e) request CreXus to amend or waive any of those provisions, or (f) take any action that would require CreXus to make a public announcement regarding a business combination. Later that day, KLG discussed with Goodwin whether there was any need for a Non-Disclosure Agreement.

During the conversation on January 14, 2013, KLG asked when Annaly could expect to receive Goodwin’s comments regarding the draft Merger Agreement and when Goodwin and Lazard would be available to meet to discuss those comments. There was e-mail correspondence on January 15, 2013 regarding those subjects. Goodwin said its comments would be circulated the following day. Later on January 15, Lazard and BAML agreed that there would be a conference call on the morning of Friday, January 18, 2013, to discuss the Merger Agreement and Goodwin’s comments regarding it.

On January 16, 2013, Nancy Kuenstner, the chair of the Special Committee, called Wellington Denahan, the Chief Executive Officer of Annaly, and told Ms. Denahan that the Special Committee was taking the process relating to the Annaly proposal seriously.

On January 16, 2013, Goodwin circulated its comments regarding the draft Merger Agreement. Among these were comments that (i) the go shop period should be 45 days, (ii) Annaly should not commence its tender offer until after the go shop period expires, (iii) Annaly should not have the right to match what the Special Committee determines to be a superior transaction, and (iv) if CreXus terminates the Merger Agreement in order to agree to what the Special Committee determines to be a superior transaction, and CreXus terminates the Management Agreement with FIDAC within a year after CreXus terminates the Merger Agreement, CreXus should be able to credit its expense reimbursement payment, as well as the break up fee it pays, against the fee it owes FIDAC as a result of CreXus’ termination of the Management Agreement.

On the morning of January 18, 2013, KLG sent Goodwin a list of what Annaly viewed as the principal issues raised by Goodwin’s comments regarding the Merger Agreement. Later in the day, there was a conference call among Goodwin, Lazard, KLG and BAML in which there was a discussion of the issues KLG had identified. In addition, on January 18, KLG gave Goodwin its comments regarding the Non-Disclosure Agreement that Goodwin had drafted.

On January 18, 2013, BAML told Lazard that Annaly would be willing to increase the price it would pay for CreXus shares to $12.70 per share.

On January 19, 2013, KLG circulated a copy of the draft Merger Agreement, marked to show its responses to the comments Goodwin had made, and Goodwin sent KLG its responses to KLG’s comments regarding the draft Non-Disclosure Agreement.

From January 19 until January 27, 2013, Goodwin and KLG negotiated non-financial terms of the Merger Agreement. Also, between January 19, 2013 and January 25, 2013, Goodwin and KLG negotiated the terms of the Non-Disclosure Agreement. On January 25, 2013, Annaly signed a Non- Disclosure Agreement that did not include a standstill obligation.

On January 26, 2013, Lazard told BAML that there were four significant unresolved points. They were (i) the purchase price should be $13.10 per share, (ii) CreXus should have the right to terminate the FIDAC Management Agreement on 60 days’ notice rather than only on an annual anniversary date, (iii) the purchase price for the CreXus shares that are tendered should include a sum approximating the prorated portion of the dividend that would have been paid for the quarter in which the tender offer expires, and (iv) Annaly should not have the right to match a superior proposal if one is received. BAML responded that Annaly would be willing to raise the price it would pay to $12.90 per share plus a sum approximating the prorated portion of the quarterly dividend that would have been paid, and that Annaly would be willing to have FIDAC give CreXus the right to terminate the Management Agreement on 60 days notice for a period after an acquisition of CreXus by someone other than Annaly, but that Annaly insisted that it have the right to match any transaction that the Special Committee determined to be superior to the transaction with Annaly.

On January 28, 2013, Lazard told BAML that the Special Committee would be willing to recommend a transaction with a purchase price of $13.05 per share (plus a sum in lieu of a prorated portion of a quarterly dividend), but that it insisted that Annaly not have the right to match what the Special Committee determines to be a superior transaction. Later in the day, BAML told Lazard that Annaly would be willing to pay $13.00 per share (plus a sum in lieu of a prorated portion of a quarterly dividend), but wanted to have the right to keep the Merger Agreement in effect by agreeing to top by at least $0.05 per share what CreXus’ stockholders would receive in what the Special Committee determined to be a superior transaction.

On January 29, 2013, Lazard told BAML that the Special Committee continued to want the purchase price to be $13.05 per share (plus a sum in lieu of a prorated portion of a quarterly dividend), but that the Special Committee would recommend a transaction in which Annaly would have the right on one occasion to keep the Merger Agreement in effect by agreeing to top by at least $0.10 per share the value of what CreXus’ stockholders would receive in a transaction the Special Committee determines to be a superior transaction. Later in the day, BAML responded that Annaly was not willing to raise the price it would pay above $13.00 per share (plus a sum in lieu of a prorated portion of a quarterly dividend), but that it would agree that it would have the right on only one occasion to keep the Merger Agreement in effect by topping what the Special Committee determined to be a superior transaction and that the amount by which it would have to top that superior transaction would be $0.10 per share, provided that if after Annaly had topped a superior transaction on one occasion, the Special Committee received a proposal that it determined to be superior to the transaction with Annaly even at the increased price, at Annaly’s request, before the Merger Agreement would terminate, the Special Committee would negotiate in good faith for two business days about possible further amendments to the transaction with Annaly that would cause the Special Committee to view the transaction with Annaly as being superior to the transaction it had determined to be a superior transaction. Lazard reported back that the Special Committee would recommend a transaction on the terms BAML had described.

The draft Merger Agreement was modified to include the terms to which Annaly and the Special Committee had agreed, and the Merger Agreement was signed on January 30, 2013.

2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger

Purposes of the Offer and the Merger. The purpose of the Offer and the Merger is to enable Annaly to become the sole owner of CreXus. Although Annaly’s capital investment policy permits it to invest in a wide variety of asset classes, including commercial real estate, throughout its history, Annaly has invested primarily in residential mortgage backed securities consisting of pass through certificates or collateralized mortgage obligations issued or guaranteed by federally chartered corporations, such as Fannie Mae and Freddie Mac, or by U.S. government agencies, such as Ginnie Mae. Mortgage purchase programs currently being undertaken by the Federal Reserve Bank have substantially reduced the profitability of investments of the type Annaly has made, and Annaly has decided to diversify a portion of its investments into securities backed by mortgages on commercial properties or other direct or indirect interests in commercial real estate, which is the type of investments that CreXus was formed to make and has made.

Because CreXus is managed by FIDAC, which is a wholly-owned subsidiary of Annaly, unless CreXus is wholly-owned by Annaly, there probably would be instances in which Annaly and FIDAC would have to decide whether particular commercial real estate assets should be purchased by Annaly, by CreXus or jointly by the two of them. FIDAC has policies regarding how it allocates investment opportunities among entities it manages that have similar investment objectives, but to date, those policies have been applied primarily to asset classes regarding which there is a large supply of similar investment opportunities. Large commercial property assets typically have relatively unique aspects and there is a limited supply of attractive commercial property related investment opportunities. Therefore, the decision whether particular commercial real estate investments should be made by Annaly, by CreXus or jointly by both of them, could in some instances be difficult to make. Further, FIDAC is registered as an investment adviser under the Investment Advisers Act of 1940, and attempts to apportion commercial real estate related investment opportunities between CreXus and Annaly could, under some circumstances, raise concerns about possible infringement of fiduciary responsibilities arising under that Act.

In order to avoid any perception of possible conflict, or any actual conflict, between CreXus and Annaly in connection with commercial real estate related investments, Annaly believes it would be wise for it to become the sole owner of CreXus.

Plans for CreXus. If we are successful in our effort to complete the Offer and the Merger, after the Merger, CreXus will be wholly-owned by Annaly. It is likely that Annaly will conduct its activities related to commercial real estate wholly or primarily through CreXus. However, Annaly is not committed to doing that, and would at any time have the right to conduct activities related to commercial real estate directly or through subsidiaries other than CreXus. If Annaly conducts some or all of its commercial real estate related investment activities directly or through subsidiaries other than CreXus, it is likely that it would use at least some of the FIDAC employees who have been responsible for locating, underwriting and managing commercial real estate related investments for CreXus to perform similar functions for Annaly or its other subsidiaries that are involved in making that kind of investments.

Except for its plans with regard to the Offer and the Merger as described above and elsewhere in this Offer to Purchase, neither we nor Annaly has any plans or proposals, or is engaged in any negotiations, that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CreXus or any of its subsidiaries, or (ii) a purchase, sale or transfer of a material amount of assets of CreXus or its subsidiaries. It is likely that if Annaly becomes the sole owner of CreXus, it will no longer base the dividends that CreXus declares primarily on the need for CreXus to qualify as a real estate investment trust under Section 856 of the Internal Revenue Code of 1986, as amended, and any decisions with regard to indebtedness or capitalization of CreXus will be based in part on the financial resources of Annaly and its subsidiaries as a whole. As a result of the Merger, or possibly even before the Merger, the listing of CreXus’ Common Stock on the New York Stock Exchange will be terminated, as will the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), without causing CreXus to become required to file reports with the SEC under Section 15(d) of the Exchange Act.

3. Recommendation by CreXus’ Board of Directors and its Special Committee

Because two of the members of CreXus’ Board of Directors are employees of Annaly and FIDAC, immediately after Annaly proposed to CreXus’ Board of Directors a transaction by which Annaly would acquire all the shares of CreXus Common Stock that Annaly did not already own, CreXus’ Board of Directors appointed a Special Committee consisting of the three members of CreXus’ Board who are not employees of Annaly or FIDAC. This Special Committee was given the power, among other things, to participate in and direct the negotiation of the terms and conditions of a sale of CreXus or its portfolio or a merger or other business combination, to solicit expressions of interest or proposals for a potential transaction of that type, to determine whether any potential transaction is fair and reasonable to CreXus, to consider possible alternative transactions or alternative structures for potential transactions, to reject or approve any potential transaction and authorize CreXus to enter into definitive documents with respect to a proposed transaction and to take any actions it might deem to be appropriate in connection with anti-takeover provisions. The Special Committee engaged Goodwin as its legal advisor and Lazard as its financial advisor. All negotiations relating to the Merger Agreement and the transactions that are the subject of the Merger Agreement were conducted on behalf of CreXus by the Special Committee or its advisors.

After the terms of the Merger Agreement had been finalized, the Special Committee unanimously recommended that CreXus’ Board of Directors approve the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and that the Board of Directors recommend that the stockholders of CreXus (other than Annaly and its affiliates) accept the Offer and, if stockholder approval of the Merger is required, approve the Merger and the Merger Agreement.

The CreXus’ Board of Directors, acting upon that unanimous recommendation of the Special Committee, unanimously (with the two directors who are employees of Annaly and FIDAC not present or voting) (i) determined that the Merger Agreement and the transactions contemplated by it are advisable and fair to and in the best interests of CreXus and its stockholders (other than Annaly and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and declared that both the Offer and the Merger are advisable, and (iii) determined to recommend that CreXus’ stockholders (other than Annaly and its affiliates) tender their shares in response to the Offer and, if approval of the Merger by the CreXus stockholders is required by applicable law or by the rules of a stock exchange or securities quotation system on which the Common Stock is listed or quoted in order to carry out the Merger, to recommend that the Company’s stockholders vote any shares of Common Stock they own in favor of the Merger.

4. Position of Annaly regarding Fairness of the Offer and the Merger

Annaly’s principal interest in the Offer and the Merger is to acquire 100% ownership of CreXus on terms that make it in Annaly’s best interest to do so. The Special Committee had the principal responsibility for analyzing the fairness of those transactions to CreXus and its stockholders other than Annaly. The views of the Special Committee and CreXus’ Board of Directors about the Offer are set forth in a Schedule 14D-9 that CreXus is filing with the SEC and is being distributed to CreXus’ stockholders at the same time as this Offer to Purchase. However, Annaly believes the transactions contemplated by the Merger Agreement (i.e., the Offer and the Merger) are fair to CreXus’ stockholders other than Annaly. The principal reason for this belief is that the $13.00 per share we will pay for CreXus shares we purchase through the Offer (without taking account of the portion of the Offer Price that is in lieu of a prorated dividend for the quarter in which the Expiration Date occurs) is:

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A 17.1% premium over the last reported sale price of CreXus Common Stock on November 9, 2012 (the last trading day before the public announcement of Annaly’s proposal to acquire the CreXus shares it did not own for $12.50 per share).

•	A 17.1% premium over the weighted average trading price of CreXus shares during the thirty trading days ended on November 9, 2012.

•	A 9% premium over the net book value of a share of CreXus Common Stock at September 30, 2012, and a 9.73% premium over the net book value of a share of CreXus Common Stock at December 31, 2012.

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A 7% premium over the reported net asset value of a share of CreXus Common Stock at September 30, 2012 valuing its assets at their fair value, and a 9.1% premium over the reported net asset value of a share of CreXus Common Stock at December 31, 2012, valuing its assets at their fair value.

Other reasons Annaly believes the transactions contemplated by the Merger Agreement are fair to CreXus stockholders other than Annaly include:

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Under the Merger Agreement, the Special Committee had 45 days in which actively to seek proposals or offers with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving CreXus, or a tender offer for 51% or more of CreXus’ equity securities or 51% or more of its and its subsidiaries’ assets on a consolidated basis. That 45 day period has expired, and insofar as we or Annaly is aware, that effort has not resulted in a proposal for a transaction that the Special Committee determined would be more beneficial to the holders of CreXus’ Common Stock than the Offer and the Merger, taking into account all material legal, financial and regulatory aspects of the proposed transaction (including the consideration per share to be received by CreXus’ stockholders).

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Because CreXus is a real estate investment trust (a “REIT”), it is required to distribute each year at least 90% of its REIT taxable income. Therefore, the only way CreXus can expand significantly is by borrowing or by issuing additional equity. This probably prevents the market price of CreXus’ common stock from reflecting significant possible benefits of potential growth. If Annaly owns 100% of CreXus, Annaly can infuse capital into CreXus, and therefore make it grow. This is one of the reasons the purchase price per share we will pay for shares we purchase through the Offer, and the per share consideration that will be paid to CreXus stockholders as a result of the Merger, is greater than the book value, or the “fair value” net asset value, of a share of CreXus Common Stock.

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Annaly had a unique incentive to pay more, and has agreed to pay more, than the market value of CreXus’ Common Stock, because acquiring the shares of CreXus that Annaly does not already own will eliminate any actual or perceived conflict of interest if Annaly begins investing in commercial real estate related assets. Annaly has announced an intention to begin investing in commercial real estate and commercial real estate related assets. Because large commercial real estate assets often are unique and there is a limited supply of attractive commercial real estate related investment opportunities, if both Annaly and CreXus are potential investors in commercial real estate assets, Annaly and FIDAC would have to decide with regard to each commercial real estate asset whether the asset should be acquired by Annaly, by CreXus, or jointly by both of them. This could create at least a perception of conflict of interest, which will be avoided by Annaly’s acquiring CreXus.

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Annaly would like to be able to integrate FIDAC’s commercial real estate capabilities fully into Annaly’s operations. This is another factor that led Annaly to offer a premium above the value of CreXus’ assets.

5. Effects of the Offer and the Merger

If the Offer and the Merger are completed, Annaly will become the sole owner of the company that will survive the merger of CreXus and us (which will be CreXus), and the holders of all the CreXus Common Stock, except Annaly and us, will receive a cash payment equal to the price that is paid for shares that we purchase through the Offer. Therefore, if the Merger takes place, Annaly will benefit from any assets, revenues, profits or growth of CreXus, and the pre-Merger CreXus stockholders will not benefit from any revenues, profits or growth CreXus may enjoy, including revenues and profits with regard to assets that CreXus owns at the time of the Merger.

6. Summary of the Merger Agreement and Other Agreements

Merger Agreement

The following description of the Merger Agreement is intended to provide a summary of the important provisions of the Merger Agreement. However, it is not complete, and we urge holders of CreXus Common Stock to read the entire Merger Agreement for a full understanding of its terms. The Merger Agreement was filed with the Securities and Exchange Commission by both Annaly and CreXus as exhibits to Reports on Form 8-K dated January 30, 2013. Those filings are available on the SEC’s website, www.sec.gov.

The Merger Agreement contains representations and warranties and covenants by the parties. The representations and warranties were made solely for the benefit of the parties, and may have assumed knowledge by the parties of facts that are not included in the representations and warranties or may have been made for the purpose of allocating between the parties the risk that certain conditions will not exist. They were not made for the purpose of providing information about CreXus, Annaly or Acquisition to holders of CreXus Common Stock or any other persons other than the parties to the Merger Agreement. Nobody other than the parties to the Merger Agreement has any right to rely upon the representations and warranties in the Merger Agreement. Similarly, the covenants made by the parties in the Merger Agreement are solely for the benefit of the other parties to it, and the parties have the right to waive some or most of the covenants in the Merger Agreement. Therefore, no holder of CreXus Common Stock should rely on the fact that the parties to the Merger Agreement will be required to fulfill all the covenants they have made.

Overview of the Merger Agreement.

The Merger Agreement contemplates that Annaly will become the owner of all the shares of CreXus through (a) the Offer followed by (b) the Merger. However, it contemplated that during a 45 day Transaction Solicitation Period between January 30, 2013 and March 16, 2013, the Special Committee, with the assistance of investment bankers and other advisers, could actively seek proposals or offers with respect to a merger or similar transaction involving CreXus or a purchase of or tender offer for 51% or more of CreXus’ equity securities or assets. It provided that if the Merger Agreement was not terminated before the end of that 45 day Transaction Solicitation Period, as promptly as practicable, and in any event within five business days, after the end of the 45 day Transaction Solicitation Period, Acquisition would commence the Offer. If the shares of Common Stock that are properly tendered in response to the Offer and not withdrawn are at least 51% of the shares of Common Stock that are not owned by Annaly or any of its subsidiaries, or by any officers or directors of Annaly, CreXus or FIDAC, and Acquisition purchases those shares, Acquisition, Annaly and CreXus each will be required to take all steps in its power to cause Acquisition to be merged into CreXus in a transaction in which Annaly will become the owner of all the shares of the corporation that survives the merger (i.e., CreXus) and the persons who were stockholders of CreXus immediately before the Merger becomes effective will receive the same amount of cash per share that is paid for shares that are tendered in response to the Offer.

The Offer.

If the Merger Agreement has not been terminated, and nothing has occurred and is continuing that would permit Acquisition not to purchase the shares of Common Stock that are tendered in response to the Offer, as promptly as reasonably practicable, and in any event within five business days, following expiration of the 45 day Transaction Solicitation Period, Acquisition is required to commence the Offer. In the Offer, Acquisition is required to offer to purchase any or all of the outstanding Common Stock which Annaly does not own for cash for a per share price (the “Offer Price”) equal to (i) $13.00, plus (ii) an amount equal to the most recently declared a quarterly dividend per share multiplied by (x) the number of days between the record date for that quarterly dividend and the Expiration Date (i.e., the day on which the Offer will expire) divided by (y) 91.25.

Unless the Offer is extended as required or permitted by the Merger Agreement, it will expire on a day selected by Acquisition that is not earlier than the 20th business day, nor later than the 75th day, after the day on which the Offer is commenced. Under some circumstances, Acquisition is required or permitted to extend the offer. They include (i) if there are conditions to the Offer that are not satisfied or waived by the scheduled Expiration Time, Acquisition must extend the Offer for one or more successive periods of up to 10 business days each in order to permit those conditions to be satisfied, but it will not be required (but will be permitted) to extend the Offer for more than three successive periods of 10 business days each, but not past August 31, 2013 or such earlier date as the Merger Agreement is terminated, (ii) if Acquisition increases the Offer Price or modifies the Offer in any other way, it may extend the Offer until 10 days after it announces the modification, (iii) if anybody other than Acquisition makes a tender offer for the Common Stock before the Offer expires, Acquisition may extend the Offer until not later than 10 business days after the other tender offer expires, (iv) if the Special Committee determines to terminate the Merger Agreement in order to enable CreXus to carry out a transaction that the Special Committee determines to be superior to the transactions contemplated by the Merger Agreement, Acquisition may extend the Offer until not later than 10 business days after any right of Annaly to improve the terms of the transactions contemplated by the Merger Agreement terminate, and (v) if Acquisition is prevented by an order of a court or other governmental agency from accepting shares that are tendered in response to the Offer, Acquisition may extend the Offer until 10 business days after it is able to accept the tendered shares without violating any order of a court or other governmental agency. See “The Offer—Section 2. Expiration and Extension of the Offer” for more detailed information about the circumstances under which Acquisition is required or permitted to extend the Offer. If Acquisition accepts and pays for the shares that are properly tendered and not properly withdrawn by the Expiration Time, it will have the right, but not the obligation, to provide a subsequent offering period during which holders can tender CreXus Common Stock and Acquisition will accept and pay for additional shares that are tendered as they are received.

Conditions to the Offer.

Acquisition’s obligation to purchase and pay for the shares of Common Stock that are tendered in response to the Offer is subject to a number of conditions, that are described under “The Offer—Section 12. Conditions to the Offer.” Annaly will have the right to waive all these conditions, except that none of Annaly, Acquisition or CreXus can waive the condition to Acquisition’s obligation to purchase and pay for the shares that are tendered that the shares that are properly tendered and not withdrawn be at least 51% of the outstanding shares of Common Stock that are not owned immediately before the Offer expires by Annaly, any of its subsidiaries, or any officers or directors of Annaly, FIDAC or CreXus.

The Merger.

If at least 51% of the outstanding shares of Common Stock which, immediately before the Offer expires, are not owned by Annaly, any of its subsidiaries or any officers or directors of Annaly, FIDAC or CreXus, are validly tendered in response to the Offer and not withdrawn, and Acquisition purchases those shares of Common Stock, Acquisition, Annaly and CreXus each will be required to take all steps its power to cause Acquisition to be merged into CreXus, which will be the surviving corporation of the Merger. At the Effective Time of the Merger, (i) each share of Common Stock which is outstanding immediately before the Effective Time will be converted into and become the right to receive a sum in cash (the “Merger Price”) equal to the Offer Price (except that shares owned by Annaly, Acquisition or their subsidiaries will be cancelled and no payment will be made with respect to them), and (ii) each share of stock of Acquisition which is outstanding immediately before the Effective Time will remain outstanding and will constitute a share of common stock of the surviving corporation. Therefore, immediately after the Merger, Annaly will own all the outstanding stock of CreXus.

If, after Acquisition purchases the shares of Common Stock which are tendered in response to the Offer, or after Acquisition exercises the Percentage Increase Option described below (if it elects to do that), Acquisition and Annaly together own at least 90% of the outstanding shares of Common Stock, Acquisition and Annaly will cause the Merger to be effective as promptly as practicable without a vote of the CreXus stockholders, as permitted by Section 3-106 of the Maryland General Corporation Law. If a stockholders vote is required, CreXus will cause a meeting of its stockholders to be held as promptly as practicable, at which it will submit for a vote of its stockholders a proposal to approve the Merger. If it is possible for CreXus to terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, before its stockholders vote on the proposal to approve the Merger, at the request of Annaly, CreXus will do that.

If Acquisition purchases the shares of Common Stock that are tendered in response to the Offer, there will be virtually no conditions under which Acquisition will not be required to carry out the Merger. The only conditions to its obligation to complete the Merger will be that (i) no order will have been entered by a court or governmental authority and be in force that invalidates the Merger Agreement or restrains Annaly or Acquisition from completing the Merger, or (ii) if it is necessary for the Merger to be approved by the CreXus stockholders, the Merger is not approved by the holders of a majority of the shares of Common Stock that are entitled to vote with regard to it.

Top-up Option.

If Acquisition purchases all the Common Stock that is properly tendered in response to the Offer and not withdrawn (including shares that are tendered during any subsequent offering period, if there is one), but after that purchase Annaly and its subsidiaries do not own at least 90% of all the outstanding shares of Common Stock, Acquisition will have the option to purchase from CreXus the number of additional shares that will increase the percentage of the Common Stock owned by Acquisition, Annaly and all of Annaly’s other subsidiaries to 90% of the outstanding shares of Common Stock. The exercise price of that option will be equal to the Offer Price. It will be payable, at Acquisition’s option, either (i) in cash or (ii) by Acquisition’s paying cash equal to the par value of the shares it purchases ($0.01 per share) and giving CreXus a note for the remainder of the purchase price, which note will mature on the earlier of the 10th day after the day on which the Merger becomes effective or one year after the day on which the note is issued, will bear interest at the rate that is 100 basis points higher than the yield on U.S. Treasury notes maturing in 12 months, and, if the Merger does not take place before the note matures, may be paid either in cash or by Acquisition’s returning the shares of Common Stock that are purchased by exercising the option.

Representations and Warranties.

In the Merger Agreement, CreXus makes customary representations and warranties with respect to corporate organization and power, capitalization, authorization of the Offer and the Merger, no violations of law, consents and approvals, legal proceedings and brokers’ fees.

Among other things, CreXus represents and warrants that (a) the Special Committee had received and considered an opinion of Lazard Frères & Co. LLC that the Offer and the Merger will be fair from a financial point of view to CreXus’ stockholders (other than Annaly and its affiliates), (b) the Special Committee had unanimously recommended that CreXus’ Board of Directors approve the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and that CreXus’ stockholders (other than Annaly and its affiliates) accept the Offer and, to the extent required by applicable law, approve the Merger and the Merger Agreement, and (c) CreXus’ Board, acting upon that unanimous recommendation of the Special Committee, unanimously (with two directors not voting) (i) determined that the Merger Agreement and the transactions contemplated by it are fair to and in the best interests of CreXus and its stockholders (other than Annaly and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated by it, and declared that both the Offer and the Merger are advisable, (iii) directed that if approval of the Merger by CreXus’ stockholders is required by law or by the rules of a stock exchange or securities quotation system on which CreXus’ Common Stock is listed or quoted, the Merger be considered at a CreXus’ stockholders meeting, and (iv) determined to recommend that the CreXus stockholders (other than Annaly and its subsidiaries) tender their shares in response to the Offer and, if approval of the Merger by CreXus’ stockholders is required in order to carry out the Merger, to recommend that CreXus’ stockholders vote any CreXus Common Stock they own in favor of the Merger.

CreXus also represents and warrants that (a) neither the Offer nor the Merger is subject to, or will be affected by, the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, (b) CreXus does not have a rights agreement or other plan or agreement that would dilute or diminish the percentage ownership of CreXus or voting power of the Common Stock Annaly owns at the date of the Merger Agreement or acquires after that date or that Acquisition acquires through the Offer, or Annaly’s ownership of 100% of CreXus after the Effective Time of the Merger, and (c) the ownership of CreXus stock by Annaly and Acquisition as a result of the Offer and the Merger have been exempted from, and will not be subject to, the limit on ownership of capital stock of CreXus contained in CreXus’ charter.

CreXus also makes representations and warranties regarding the accuracy of its SEC filings, including the financial statements included in them, absence of undisclosed liabilities, the conduct of its business in the ordinary course and certain tax related matters. Because CreXus is managed by FIDAC, which is wholly-owned by Annaly, CreXus does not make representations and warranties regarding its assets or a number of other representations and warranties that normally would be found in agreement regarding the acquisition of all or most of the shares of a company such as CreXus. Further, the Merger Agreement expressly states that even if CreXus’ representations and warranties are not correct and complete in all respects, neither Acquisition nor Annaly will be entitled to any damages because of that. Their sole remedy because one or more representations and warranties are not correct and complete in all material respects will be for Annaly to terminate the Merger Agreement.

Activities of CreXus prior to the Merger.

The Merger Agreement contains customary provisions requiring CreXus to conduct its activities in the ordinary course and requires CreXus to conduct those activities in a manner consistent with the investment strategies and other strategies that were in place at the date of the Merger Agreement. CreXus is required to instruct FIDAC to manage CreXus so that CreXus and each of its subsidiaries will, except with the written consent of Annaly, conduct its activities in that manner, and Annaly is required to, except as otherwise instructed in writing by the Special Committee, cause FIDAC to do all things in its power to cause CreXus to fulfill its obligations with regard to the conduct of its activities and to fulfill its other obligations under the Merger Agreement. The Merger Agreement also requires Annaly to cause FIDAC, to the extent it is reasonably able to do so, to follow all instructions of the Special Committee that FIDAC cause CreXus to take actions or not take actions between the date of the Merger Agreement and the time the Offer expires.

Efforts to Fulfill Conditions.

Each of the parties agrees to use reasonable best efforts to do all things that are necessary, proper or advisable under applicable law to fulfill all conditions applicable to that party and to consummate the transactions contemplated by the Merger Agreement, including using their respective reasonable best efforts to obtain all necessary consents and to resolve any objections that may be asserted by any governmental authority, and to cause the Expiration Time of the Offer and the Effective Time of the Merger to occur as promptly as practicable, including by defending against lawsuits, actions or proceedings, provided that none of Annaly, Acquisition or CreXus (unless

Annaly agrees to reimburse it) will be required voluntarily to incur or increase any financial obligation in order to resolve lawsuits, actions or proceedings.

Solicitation of Other Proposals.

During a 45 day Transaction Solicitation Period beginning on the date of the Merger Agreement (January 30, 2013), the Special Committee was permitted, with the assistance of investment bankers and other advisers, actively to seek proposals (“Acquisition Proposals”) for offers with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving CreXus, or a purchase of or tender offer for 51% or more of CreXus’ equity securities or 51% or more of the assets of CreXus and its subsidiaries on a consolidated basis (“Acquisition Transactions”). Annaly agreed that during the period from the date of the Merger Agreement to and including the 10th business day after the end of the Transaction Solicitation Period, neither Annaly nor any of its affiliates would interfere with or knowingly participate in discussions with (other than at the request of the Special Committee), any person who an officer of Annaly knows has made, or is considering participating in discussions or negotiations regarding, an Acquisition Proposal, except that Acquisition was permitted to commence the Offer immediately following the end of the Transaction Solicitation Period. During the Transaction Solicitation Period, CreXus was permitted to provide non-public information about CreXus and its subsidiaries to prospective acquirers, subject to confidentiality agreements. If CreXus provided non-public information to a prospective acquirer that CreXus had not provided or made available to Annaly, CreXus was required promptly to provide that nonpublic information to Annaly.

From the end of the Transaction Solicitation Period until such, if any, time as the Merger Agreement terminates without Acquisition’s purchasing the Common Stock that is properly tendered in response to the Offer and not withdrawn, neither CreXus nor anyone acting with its authorization will be permitted to initiate, solicit, knowingly encourage or otherwise knowingly facilitate (by making available non-public information or otherwise) any Acquisition Proposal or any inquiry with respect to a possible Acquisition Transaction, or to enter into an agreement with anyone other than Annaly or Acquisition regarding an Acquisition Transaction or any other transaction that would make it impossible or impracticable for Acquisition and CreXus to complete the Offer and the Merger. However, CreXus is permitted, after the end of the Transaction Solicitation Period, to provide non-public information about CreXus and its subsidiaries (subject to confidentiality agreements) to, and engage in discussions and negotiations regarding a possible Acquisition Transaction with, a prospective acquirer in response to an Acquisition Proposal which CreXus received during the Transaction Solicitation Period, or which CreXus receives after the end of the Transaction Solicitation Period without breaching its non-solicitation obligations, and which the Special Committee determines in good faith after consultation with its independent financial advisor would result (if consummated in accordance with its terms) in, or is reasonably likely to result in, a transaction which would be more favorable to CreXus’ stockholders than the Offer and the Merger, taking into account all financial, legal, financing, regulatory and other aspects of that Acquisition Proposal (including the consideration per share that would be received by CreXus’ stockholders).

If at any time after the Transaction Solicitation Period, the Special Committee or CreXus receives an Acquisition Proposal or a request for non-public information or an indication that a prospective acquirer intends to make an Acquisition Proposal, as promptly as practicable, and in any event within one business day, CreXus must inform Annaly about the Acquisition Proposal or request, including the identity of the person who made or intends to make an Acquisition Proposal and a reasonably detailed description of the nature and proposed terms of the Acquisition Proposal (including the proposed purchase consideration) and CreXus must promptly provide Annaly with any additional material information the Special Committee or CreXus obtains regarding the Acquisition Proposal.

Termination.

The Merger Agreement may be terminated at any time before the Merger is effective (whether or not the CreXus stockholders have approved the Merger) under the following circumstances:

•	By mutual consent of CreXus and Annaly.

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By CreXus before (but not after) Acquisition accepts Common Stock that is tendered in response to the Offer if Annaly or Acquisition has breached in a material respect any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of a condition to Acquisition’s obligation to purchase the shares that are tendered in response to the Offer, and (ii) has not been waived by CreXus or cured by Annaly or Acquisition within 15 business days after notice from CreXus or is incapable of being cured on or before August 31, 2013.

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By CreXus after Acquisition accepts for purchase Common Stock that is tendered in response to the Offer but before the Effective Time of the Merger, as to the Merger but not the Offer (and without affecting any obligation of Acquisition to purchase, or any purchase by Acquisition of, Common Stock that is tendered in response to the Offer), if an order is entered by a court or other governmental authority which restrains or otherwise prevents CreXus or Acquisition from completing the Merger and, despite efforts by CreXus to cause that order to be dissolved or modified in a way that would permit the Merger take place, the Merger does not take place within 120 days after the Expiration Date of the Offer.

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By Annaly before (but not after) Acquisition accepts for purchase Common Stock that is tendered in response to the Offer if CreXus has breached in a material respect any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to failure of a condition to Acquisition’s obligation to purchase the shares that are tendered in response to the Offer, and (ii) has not been waived by Annaly or cured by CreXus within 15 business days after notice from Annaly or is incapable of being cured on or before August 31, 2013 (provided that the breach or inaccuracy was not known, or reasonably should have been known, to Annaly or any of its subsidiaries (including FIDAC) on or prior to the date of the Merger Agreement).

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By Annaly after Acquisition accepts for purchase Common Stock that is tendered in response to the Offer but before the Effective Time of the Merger, as to the Merger but not the Offer (and without affecting any obligation of Acquisition to purchase, or any purchase by Acquisition of, Common Stock that is tendered in response to the Offer), if an order is entered by a court or other governmental authority which restrains or otherwise prevents CreXus or Acquisition from completing the Merger and, despite efforts by Annaly and Acquisition to cause that order to be dissolved or modified in a way that would permit the Merger to take place, the Merger does not take place within 120 days after the Expiration Date of the Offer.

•	By CreXus under the circumstances described below under “Right to Terminate in Order to Enter into Superior Transaction.”

•

By Annaly if before Acquisition accepts for purchase Common Stock that is tendered in response to the Offer, (i) the Special Committee withdraws or materially modifies in a manner adverse to the Offer and the Merger, or recommends that the Board of CreXus withdraw or materially modify in a manner adverse to those transactions, the recommendation that stockholders of the Company tender their shares in response to the Offer or vote in favor of approving the Merger, or (ii) there is a public statement, for which neither Annaly nor any subsidiary of Annaly (other than FIDAC acting at the express instruction of the Special Committee) is responsible, to the effect that the Special Committee intends to withdraw its recommendation or modify it in a manner adverse to the Offer and the Merger and, if requested by Annaly, CreXus does not within three full business days after the date of the request (or, if the statement was made during the Transaction Solicitation Period, within 14 days after the end of the Transaction Solicitation Period), with the approval of the Special Committee, issue and file with the SEC a public statement denying that that is the case.

•

By either CreXus or Annaly if the Expiration Date of the Offer has not occurred by August 31, 2013 and the party seeking to terminate the Merger Agreement has not breached in any material respect its obligations under the Merger Agreement in a manner that proximately causes or results in the failure of the Offer to be consummated by that date.

Right to Terminate in Order to Enter into Superior Transaction.

CreXus will have the right to terminate the Merger Agreement if, before the Expiration Date of the Offer,

1.

CreXus receives an Acquisition Proposal to acquire 75% or more of the stock or assets of CreXus, or a potential acquirer commences a cash tender offer or an exchange offer for 75% or more of CreXus’ outstanding common stock (other than any already owned by the potential acquirer);

2.	the Special Committee determines that that the Acquisition Proposal or the tender offer or exchange offer is a Superior Proposal;

3.

CreXus gives Annaly and Acquisition an irrevocable notice that (a) it has received a Superior Proposal (including the value per share of Common Stock of the consideration the CreXus stockholders would receive as a result of the Superior Proposal, valuing non-cash consideration its fair value as determined by the Special Committee in good faith after consultation with its financial advisers), and (b) unless Acquisition will increase the Offer Price and the Merger Price to an amount per share of Common Stock at least $0.10 greater than the value per share of Common Stock of the consideration the CreXus stockholders would receive as a result of the Superior Proposal, as set forth in the notice, the Merger Agreement will terminate;

4.

Acquisition does not increase the Offer Price and the Merger Price to an amount per share at least $0.10 greater than the value per share of Common Stock of the consideration the CreXus stockholders would receive as a result of the Superior Proposal, as set forth in the notice from CreXus; and

5.

CreXus pays Annaly a termination fee of $25,000,000 (or $15,000,000 if CreXus gives the notice within 10 business days after the end of the 45 day Transaction Solicitation Period and it relates to a Superior Proposal from a person who had made a written Acquisition Proposal during the Transaction Solicitation Period) and agrees to reimburse Annaly for all expenses it or Acquisition incurred in connection with the Merger Agreement and the transactions contemplated by it up to $5,000,000 (which termination fee and expense reimbursement will, if CreXus terminates its management agreement with FIDAC within one year after the Merger Agreement is terminated, be credited against the termination fee CreXus will owe FIDAC).

If CreXus notifies Annaly that CreXus has received an Acquisition Proposal that the Special Committee determines to be a Superior Proposal and Acquisition increases the Offer Price and the Merger Price to an amount per share of Common Stock at least $0.10 greater than the value per share of Common Stock of the consideration the CreXus stockholders would receive as a result of the Superior Proposal, as set forth in the notice, but the Special Committee then receives a subsequent Acquisition Proposal that it deems to be a Superior Proposal even taking account of the increase in the Offer Price, CreXus will have the right to terminate the Merger Agreement if, before the Expiration Date of the Offer,

1.

CreXus gives Annaly and Acquisition a revocable notice that it has received a subsequent Superior Proposal (including the value per share of Common Stock of the consideration the CreXus stockholders would receive as a result of the subsequent Superior Proposal, valuing non-cash consideration at its fair value as determined by the Special Committee in good faith after consultation with its financial advisers).

2.

if Annaly asks the Special Committee to do so, the Special Committee discusses with Annaly, during the two business days following the day on which CreXus gives the notice, modifying the Offer Price or other terms of the Merger Agreement to make the transactions contemplated by it more favorable to the holders of CreXus’ Common Stock than the subsequent Superior Proposal, but at the conclusion of those discussions the Special Committee determines that the subsequent Superior Proposal or tender or exchange offer continues to be more favorable to the holders of CreXus’ Common Stock that the transactions contemplated by the Merger Agreement as Annaly has offered to modify it.

3.

CreXus pays Annaly a termination fee of $25,000,000 (or $15,000,000 if CreXus gives the notice of the subsequent Superior Proposal within 10 business days after the end of the 45 day Transaction Solicitation Period and it relates to a Superior Proposal from a person who had made a written Acquisition Proposal during the Transaction Solicitation Period) and agrees to reimburse Annaly for all expenses it or Acquisition incurred in connection with the Merger Agreement and the transactions contemplated by it up to $5,000,000 (which termination fee and expense reimbursement will, if CreXus terminates its management agreement with FIDAC within one year after the Merger Agreement is terminated, be credited against the termination fee CreXus will owe FIDAC).

For the purposes of these termination provisions, an Acquisition Proposal, tender offer or exchange offer would be a Superior Proposal if (i) it relates to 75% or more of CreXus stock or assets, and (ii) the Special Committee determines in good faith, after consultation with its financial advisor, is reasonably likely to be consummated in accordance with its terms and would result in a transaction more favorable to CreXus’ Common Stockholders than the Offer and the Merger, taking into account all material legal, financial and regulatory aspects of the proposal (including the consideration per share to be received by CreXus’ stockholders).

Indemnification of CreXus Directors and Officers.

Annaly agrees that CreXus will honor for at least six years after the date of the Merger Agreement its obligation to indemnify current or former directors or officers of CreXus or its subsidiaries with respect to matters which occur at or prior to the Effective Time of the Merger. It also agrees that CreXus will maintain for at least six years, with respect to occurrences prior to the Effective Time of the Merger, the directors’ and officers’ liability insurance policies which were in effect at the date of the Merger Agreement, to the extent it can do so at an annual cost not exceeding 350% of the annual cost of the policies that were in effect at the date of the Merger Agreement (or it will obtain a “tail” insurance policy that will provide similar coverage for at least six years after the Effective Time of the Merger).

Access to CreXus Books and Records.

From the date of the Merger Agreement until the Effective Time of the Merger, or until the Merger Agreement is terminated, CreXus and its subsidiaries must give Annaly and Acquisition, and their representatives (and any potential lenders or other sources of financing to Annaly, Acquisition or CreXus) access to all of their properties, books and records, and to personnel of FIDAC who are knowledgeable about various aspects of the business of CreXus and its subsidiaries, subject to confidentiality obligations of CreXus to third parties. Annaly and Acquisition have agreed to hold in confidence all information they receive as a result of their access to the properties, books and records of CreXus and its subsidiaries.

Annaly Obligation Regarding Funding of Acquisition.

Annaly agrees to provide to Acquisition, or arrange for Acquisition to obtain from other sources, all funds Acquisition needs to (a) pay for the Common Stock that is tendered in response to the Offer and accepted by Acquisition, (b) pay the Merger Price, and (c) fulfill any other of Acquisition’s obligations under the Merger Agreement.

Governing law.

The Merger Agreement states that it is governed by, and to be construed under, Maryland law. The parties agree that any action or proceeding relating to the Merger Agreement may be brought in any state or Federal court sitting in the State of Maryland, and each of them consents to the jurisdiction in each of those courts in any such action or proceeding.

Specific Performance.

The parties agrees that any party will be entitled to obtain an order compelling specific performance of another party’s obligations under the Merger Agreement. They also agree that if specific performance is available and granted with regard to any breach of any obligation under the Merger Agreement, that specific performance will be the only remedy for that breach unless the Merger Agreement is terminated.

Management Agreement between CreXus and FIDAC.

FIDAC manages CreXus’ assets and day-to-day operations under a Management Agreement dated as of August 31, 2009, as amended on September 16, 2009 and January 30, 2013.

Under the Management Agreement, FIDAC performs portfolio management services with respect to CreXus’ assets and provides other services and activities related to CreXus’ assets and operations in exchange for a quarterly management fee and reimbursement of FIDAC’s expenses related to management of CreXus. FIDAC is required to provide CreXus with a management team, including a Chief Executive Officer, President, a Head of Commercial Underwriting, a Chief Financial Officer and other support personnel (CreXus does not have any employees of its own; all of its officers, and two of its five directors, are employees of Annaly or FIDAC). The Management Agreement states that nothing in it will prevent FIDAC, Annaly or any of their affiliates from engaging in other businesses or rendering advisory services to others, whether or not the investment objectives or policies of any such other persons are similar to those of CreXus and its subsidiaries, or from buying, selling or trading in securities or investments for their own accounts or for the accounts of others for which FIDAC, Annaly or any of their affiliates may be acting. It provides that when making investment decisions where a conflict of interests may arise, FIDAC will endeavor to act in a fair and equitable manner as between CreXus and its subsidiaries and other clients, and that all activities will be conducted in accordance with FIDAC’s then existing allocation policy, as it may be amended from time to time.

Under the Management Agreement, FIDAC receives a fee, payable in quarterly installments, equal to 1.5% per annum of CreXus’ consolidated stockholders equity, less unrealized gains, losses or other items that do not affect realized net income, and excluding one-time events pursuant to changes in generally accepted accounting principles and certain non-cash charges approved by a majority of the CreXus directors who are not officers or employees of FIDAC or any of its affiliates (which includes Annaly) and who are otherwise independent under CreXus’ charter or bylaws or the rules of any national securities exchange on which its Common Stock is listed (defined in the Management Agreement as “Independent Directors”). In addition, CreXus is required to reimburse FIDAC for all expenses it incurs on behalf of CreXus, including a pro rata portion of rent, utilities, furniture equipment and other expenses of FIDAC and its affiliates required for the operations of CreXus and its subsidiaries.

By its terms, the Management Agreement expires on December 31, 2013, but will be automatically renewed for subsequent one year periods unless it is terminated. Except as provided in Amendment No. 2 (described below), CreXus has the right to terminate the Management Agreement on December 31, 2013, or on December 31 of any subsequent year, on 180 days’ notice if two-thirds of CreXus’ independent directors (i.e., directors who are not officers or employees of FIDAC or any of its affiliates, which includes Annaly), or holders of a majority of CreXus outstanding Common Stock (not including stock owned by Annaly or its affiliates) agree that (a) there has been unsatisfactory performance by FIDAC that is materially detrimental to CreXus and its subsidiaries, or (b) the compensation payable to FIDAC under the Management Agreement is unfair (unless FIDAC agrees to a reduced fee that at least two-thirds of the independent directors determine to be fair). However, if CreXus terminates the Management Agreement under either of those circumstances, it will be required to pay FIDAC a termination fee equal to three times the average annual management fee earned by FIDAC during the 24-month period immediately preceding the date of termination (calculated as of the most recently completed fiscal quarter prior to the date of termination). CreXus also has the right to terminate the Management Agreement at any time for cause without payment of a termination fee. “Cause” is defined as (i) a material breach of the Management Agreement that continues for 30 days after notice (or 45 days after notice if efforts to cure the breach begin within 30 days), (ii) an act of fraud, misappropriation of funds or embezzlement against CreXus or any subsidiary, (iii) an event of gross negligence by FIDAC in the performance of its duties under the Management Agreement, (iv) commencement of a proceeding regarding CreXus’ bankruptcy or insolvency, (v) dissolution of FIDAC (or its permitted assignee as Manager), or (vi) a change of control of FIDAC (or its permitted assignee as Manager) or Annaly. FIDAC can terminate the Management Agreement on any August 31, by at least 180 days’ prior notice to CreXus.

FIDAC cannot assign the Management Agreement without the consent of CreXus that is consented to by a majority of its independent directors, except that no consent is required for FIDAC to assign it to an affiliate of Annaly.

At the same time that Annaly, Acquisition and CreXus entered into the Merger Agreement, CreXus and FIDAC entered into Amendment No. 2 to the Management Agreement. Under Amendment No. 2, if a person other than Annaly or a wholly-owned subsidiary of Annaly acquires a majority of the outstanding capital stock or assets of CreXus, CreXus may terminate the Management Agreement at the end of any calendar month within the six months after the calendar month in which that person acquires a majority of the outstanding stock or assets of CreXus, on at least 60 days’ prior written notice to FIDAC. Amendment No. 2 also requires FIDAC to take all actions requested of it by CreXus’ Special Committee in accordance with the terms of the Merger Agreement and provides that neither FIDAC nor the FIDAC employees who are subject to the direction of the Special Committee will be liable for any actions taken or not taken pursuant to instructions from CreXus’ Special Committee (unless FIDAC acts in bad faith or as a result of FIDAC’s willful misconduct, gross negligence or reckless disregard of its duties under the Management Agreement).

Agreement by Annaly Not to Increase Ownership of CreXus Common Stock

On January 2, 2013, Annaly and CreXus entered into an agreement under which Annaly agreed that during the term of the agreement, the 2009 resolutions of the CreXus Board that permitted CreXus to own up to 35% of the outstanding Common Stock will not be in effect, and the 9.8% Stock Ownership Limit in CreXus charter will be waived only to the extent of Annaly’s current 12.4% ownership of CreXus Common Stock. As a result, until the agreement expires, Annaly may not acquire any shares of CreXus Common Stock without violating the Stock Ownership Limit, and immediately after the agreement expires, the 35% increased Stock Ownership Limit will again become effective and apply from that time forward. Annaly also agreed that if it breached its agreement, CreXus would be entitled to injunctive relief ordering Annaly immediately to divest all the shares it acquires in breach of the agreement.

The agreement will expire on (i) the date when the Special Committee ceases to actively function in its role of considering the possibility that CreXus will enter into a transaction by which Annaly or another person or group would become the owner of all or substantially all of the equity or assets of CreXus or some other extraordinary transaction, or engaging in other activities for that purpose or (ii) such earlier date as is approved by the Special Committee in order to facilitate a transaction approved by the Special Committee in which Annaly will become the owner of all or substantially all the equity or assets of CreXus. At any time after May 30, 2013, Annaly may request that the Special Committee confirm whether or not it still has an active status.

On January 30, 2013, CreXus’ Board of Directors, acting in accordance with a recommendation of the Special Committee and by a vote that included the unanimous affirmative vote of the independent directors of CreXus (with the two directors who are employees of Annaly and FIDAC not present or voting) exempted the ownership of Common Stock by Annaly and Acquisition as a result of the Offer and the Merger from the Stock Ownership Limit in CreXus’ charter, which enables Annaly and Acquisition to carry out the transactions contemplated by the Merger Agreement without violating the January 2, 2013 agreement.

Non-disclosure Agreement between CreXus and Annaly

On January 25, 2013, CreXus and Annaly entered into a confidentiality agreement by which Annaly agreed that it would not disclose any non-public evaluation material given to it by CreXus. For purposes of the agreement, “evaluation material” contains customary exclusions for information that becomes generally available to the public or is obtained by Annaly from sources other than CreXus or its representatives, and also excludes information that is or was provided to FIDAC in connection with the performance of its obligations under the Management Agreement and is subject to the confidentiality provisions of that Management Agreement or in accordance with the protocol agreed to by FIDAC, Annaly and CreXus, as well as any information previously provided to Annaly for use in helping CreXus prepare its tax returns or reports that it files with, or submits to, the SEC, the New York Stock Exchange or other regulatory bodies.

Annaly also agreed not to disclose to any person either the fact that discussions or negotiations with respect to the possible transaction were taking place, including terms, conditions, facts or the status thereof, or that evaluation material had been made available to it.

For one year following the execution of the agreement, if CreXus enters into an agreement with a prospective bidder other than Annaly in connection with a possible business combination or other extraordinary transaction, and that agreement contains less restrictive confidentiality requirements, the Annaly confidentiality agreement is deemed to be amended to give Annaly the benefit of those less restrictive confidentiality requirements.

The Merger Agreement, which was executed on January 30, 2013, contains confidentiality requirements relating to information Annaly and Acquisition received as a result of access granted to them under the Merger Agreement to properties, books, records and personnel of CreXus. Those confidentiality provisions are similar to, but not identical with, those in the January 25, 2013 confidentiality agreement.

7. No Dissenters’ Rights

Holders of shares of CreXus Common Stock will not be entitled to dissenters’ rights as a result of the Merger. CreXus is a Maryland corporation, and Title 3, Subtitle 2, and in particular Section 3-202, of the Maryland General Corporation Law gives a stockholder of a corporation that is the subject of a merger the right to demand and receive the fair value of the stockholder’s shares, with several exceptions. One of the exceptions is if the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under Section 3-202. CreXus’ charter provides that holders of its shares shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2, unless the Board of Directors, upon the affirmative vote of a majority of the Board of Directors, shall determine that such rights apply to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise such rights. The Board of Directors of CreXus has not made a determination of that type, and in the Merger Agreement, CreXus represented and warranted that no holders of Common Stock have the right to demand as a result of the Merger or otherwise the fair value of their shares in accordance with Subtitle 2 of Article 3 of the Maryland General Corporation Law.

8. Agreements Involving CreXus Shares

Neither Annaly nor we are parties to any agreements, arrangements or understandings, other than the Merger Agreement and the agreement not to acquire additional shares executed by Annaly in connection with the negotiation of the Merger Agreement, with regard to any shares or other securities of CreXus. Annaly is, however, subject to the provisions of CreXus’ charter limiting the number of shares any person can own, as modified by resolutions adopted by the CreXus Board in 2009 permitting Annaly to own up to 35% of the outstanding CreXus Common Stock, Annaly’s agreement not to acquire additional shares executed by Annaly in connection with the negotiation of the Merger Agreement, and resolutions of the CreXus Board enabling Annaly and Acquisition to acquire and own all of CreXus’ outstanding stock through the Offer and the Merger.

9. Relationships among Annaly, FIDAC and CreXus

Annaly was responsible for the formation of CreXus. In connection with CreXus’ initial public offering in 2009, Annaly acquired what at that time was 25% of CreXus’ outstanding shares. In 2011, CreXus made another public offering of its Common Stock. At that time, although Annaly purchased some additional shares of CreXus Common Stock in a concurrent private purchase for the same price as that for which shares were sold to the public, the offering nonetheless reduced Annaly’s ownership to 12.4%. At all times since CreXus sold shares to the public in 2009, two of the five directors of CreXus have been employees of Annaly and FIDAC.

Under CreXus’ charter, no stockholder may own more than 9.8% in value or number of the outstanding shares of CreXus stock. However, CreXus’ Board of Directors can exempt a person from this limit. In 2009, CreXus’ Board increased the limit with regard to Annaly to 35%, and Annaly currently owns 12.4% of the outstanding CreXus Common Stock. In connection with the negotiation of the Merger Agreement and the transactions to which it relates, Annaly agreed that until the Special Committee ceases to be actively considering the possibility that CreXus would enter into a transaction or group of transactions in which a person or group would become the owner of all or substantially all of the equity or assets of CreXus or some other extraordinary transaction, Annaly would not purchase additional CreXus shares, except as part of a transaction approved by the Special Committee in which Annaly seeks to acquire all or substantially all the equity or assets of CreXus. Subsequently, as part of its approval of the Merger Agreement, CreXus’ Board of Directors, acting in accordance with a recommendation of the Special Committee, exempted the Offer and the Merger, and the ownership of CreXus Common Stock by Annaly and us as a result of the Offer and the Merger, from the stock ownership limit.

At the time of CreXus’ initial public offering in 2009, CreXus entered into a Management Agreement with FIDAC, which is a wholly-owned subsidiary of Annaly. Under the Management Agreement, FIDAC is responsible for the day-to-day operations of CreXus and its subsidiaries and for performing (or causing to be performed) such services and activities relating to their assets and operations as may be appropriate, subject to the supervision of CreXus’ Board of Directors. FIDAC is not responsible for any action of CreXus’ Board of Directors in following or declining to follow any advice or recommendations of FIDAC. CreXus has no employees. Under the Management Agreement, FIDAC is required to provide CreXus and its subsidiaries with a management team, including a Chief Executive Officer, a Head of Commercial Underwriting, a Chief Financial Officer, and other support personnel. All the officers of CreXus are employees of FIDAC.

Under the Management Agreement, FIDAC receives a fee, payable in quarterly installments, equal to 1.5% per annum of CreXus’ consolidated stockholders equity, less unrealized gains, losses or other items that do not affect realized net income, and excluding one-time events pursuant to changes in generally accepted accounting principles and certain non-cash charges approved by a majority of the CreXus directors who are not officers or employees of FIDAC or any of its affiliates (which includes Annaly) and who are otherwise independent under CreXus’ charter or bylaws or the rules of any national securities exchange on which its Common Stock is listed (defined in the Management Agreement as “Independent Directors”). In addition, CreXus is required to reimburse FIDAC for all expenses it incurs on behalf of CreXus, including a pro rata portion of rent, utilities, furniture, equipment and other expenses of FIDAC and its affiliates required for the operations of CreXus and its subsidiaries.

The Management Agreement states that it will remain in effect until December 31, 2013 and will automatically be renewed for a one year term on each anniversary of that date unless two-thirds of the Independent Directors or holders of a majority of the outstanding shares of Common Stock (other than shares held by Annaly or its affiliates) agree that (i) there has been unsatisfactory performance by FIDAC that is materially detrimental to CreXus and its subsidiaries, or (ii) FIDAC’s compensation is unfair (unless FIDAC agrees to reduce its fee to a level that two-thirds of the Independent Directors determine to be fair). Under the Management Agreement, if CreXus determines not to renew the Management Agreement, it must give FIDAC notice of its intention not to renew at least 180 days before the expiration of the then existing term and specify a date, not less than 180 days after the date of the notice, on which FIDAC will cease to provide services under the Management Agreement, and the Management Agreement will terminate on that date. However, in connection with Annaly’s execution of the Merger Agreement, FIDAC and CreXus amended the Management Agreement to provide that if a person other than Annaly or a wholly-owned subsidiary of Annaly acquires a majority of the outstanding stock or of the assets of CreXus, CreXus may terminate the Management Agreement within six months after the calendar month in which that person acquires a majority of the outstanding stock or of the assets of CreXus on 60 days’ prior notice at the end of any calendar month.

If the Management Agreement is terminated as described in either of the last two sentences of the preceding paragraph, on the date the termination is effective, CreXus must pay FIDAC a termination fee equal to three times the sum of (a) the average annual management fee and the average annual incentive compensation earned by FIDAC during the 24 month period immediately preceding the date of such termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. If the Management Agreement had been terminated on January 1, 2013, under circumstances that required CreXus to pay FIDAC a termination fee, the termination fee would have been $37.1 million.

CreXus may also terminate the Management Agreement for cause on 30 days’ prior notice, without payment of a termination fee, if (i) FIDAC or its agents or assignees materially breach any provision of the Management Agreement and the breach continues for 30 days after notice from CreXus, (ii) FIDAC engages in fraud, misappropriation of funds or embezzlement against CreXus or a subsidiary, (iii) there is an event of gross negligence by FIDAC in the performance of its obligations under the Management Agreement, (iv) a proceeding commences relating to FIDAC’s bankruptcy or insolvency, (v) FIDAC is dissolved, or (vi) there is a sale of all or substantially all the assets of FIDAC or Annaly or anybody (other than Annaly) acquires 50% or more of the voting stock of FIDAC or Annaly.

FIDAC has the right to terminate the Management Agreement on any August 31 by giving at least 180 days prior notice to CreXus that FIDAC does not want to renew the Management Agreement. CreXus would not have to pay a termination fee if FIDAC terminated the Management Agreement.

10. Interests of Directors and Executive Officers in the Offer and the Merger

No director or executive officer of Annaly has any interest in the Offer or the Merger as a stockholder of CreXus that is different from that of any other stockholder of CreXus (other than Annaly) or has any other interest in the Offer or the Merger, other than because the person is a director or officer of Annaly and Annaly has the interest in the Offer and the Merger described in Section 2. “Purposes of the Offer and the Merger; Plans for CreXus after the Merger.” The officers of CreXus are compensated by Annaly or FIDAC, not by CreXus. No officer of CreXus will receive compensation from CreXus as a result of the Offer, the Merger or both of them.

THE OFFER

1. Terms of the Offer.

CXS Acquisition Corporation (“Acquisition,”), which is a wholly-owned subsidiary of Annaly Capital Management, Inc. (“Annaly” and, where appropriate together with Acquisition, “we,” “us” or “our”), hereby offers to purchase, on the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying form of Letter of Transmittal (which together constitute the “Offer”), all the shares of common stock (“Common Stock”) of CreXus Investment Corp. (“CreXus”) that Annaly does not already own and that are properly tendered and not properly withdrawn before the Expiration Time, for a purchase price per share (the “Offer Price”) of $13.00 plus the sum equal to (i) the per share dividend declared by CreXus most recently before the Offer expires, times (ii) the fraction of which the numerator is the number of days between the record date for that dividend and the Expiration Date (including the Expiration Date), and the denominator is 91.25 (i.e., 365/4). The Tender Offer Price will be paid net to the seller in cash, without interest, but less any applicable withholding tax. If the Expiration Date occurs during the second calendar quarter of 2013, the amount per share we are offering to pay will be $13.00 plus $0.002740 for each day between March 30, 2013, and the Expiration Date (including the Expiration Date).

The term “Expiration Time” means 5:00 p.m., New York City time, on the Expiration Date. The “Expiration Date” will be April 16, 2013, unless we extend the Offer, in which case the Expiration Date will be the day on which the Offer, as we extend it, expires. We are making the Offer in accordance with an Agreement and Plan of Merger dated as of January 30, 2013, among CreXus, Annaly and us (the “Merger Agreement”). The Merger Agreement permits us to extend the Offer until up to 75 days after the date of this Offer to Purchase, and under some circumstances (described under “The Offer—Section 2. Expiration and Extension of the Offer”) requires or permits us to extend the Offer until after that.

If, at the Expiration Time, all of the conditions to the Offer have been satisfied or waived, we will accept for payment and promptly pay for all the shares of Common Stock that are properly tendered in response to the Offer and not properly withdrawn by the Expiration Time. After we accept and pay for all the shares that are properly tendered and not properly withdrawn by the Expiration Time, we will have the right, but not the obligation, to provide a subsequent offering period, that will begin on the day after the Expiration Date and will extend for at least three business days after that (but may extend for a longer period), during which shares of Common Stock can be tendered and we will accept and pay for shares that are tendered as they are received.

We will not pay interest on the Offer Price, regardless of any extension of the Offer or any delay in paying for the shares of Common Stock that are tendered in response to the Offer.

There is no financing condition to our obligation to accept and pay for the shares of Common Stock that are properly tendered in response to the Offer and not withdrawn. However, there are a number of conditions to our obligation to do that, including a condition (the “Majority Tender Condition”), which cannot be waived, that at least 51% of the shares of Common Stock that are not owned by Annaly or any of its subsidiaries, or by any officers or directors of Annaly, CreXus or Fixed Income Discount Advisory Company (“FIDAC”), be properly tendered and not withdrawn by the Expiration Time. See “The Offer—Section 11. Conditions to the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that we may not waive the Majority Tender Condition and we may not, without the prior written consent of CreXus:

•	decrease the Offer Price;

•	decrease the number of shares we are seeking to purchase;

•	change the form of consideration payable in the Offer; or

•	modify or add to the conditions to the Offer described in “The Offer—Section 11. Conditions to the Offer.”

As described under “The Offer—Section 2. Expiration and Extension of the Offer,” if the conditions to our obligation to accept and pay for the shares that are properly tendered and not properly withdrawn are not satisfied or (except as to the Majority Tender Condition) waived by the scheduled Expiration Time, we will be required to extend the Offer for at least three successive periods of ten business days each, and we may extend the Offer for additional successive periods of up to ten business days each, in order to make it possible for all the conditions that have not been waived to be satisfied. However, if the Majority Tender Condition, or any other condition that we do not waive, is not satisfied by the end of the required extensions, we will have the right to terminate the Merger Agreement without accepting or paying for any of the CreXus shares that are tendered.

If we accept and pay for all the shares of CreXus Common Stock that are properly tendered and not properly withdrawn (including shares that are tendered during the subsequent offering period, if there is one), but the number of shares we own after purchasing the shares that are tendered is less than 90% of the outstanding shares of Common Stock, we will have the option to purchase from CreXus, for a purchase price equal to the Offer Price, the number of additional shares of Common Stock that will increase the percentage of the Common Stock that we own to 90% of the outstanding Common Stock. We may pay the purchase price in cash, or we may pay the par value of the shares we are purchasing ($0.01 per share) in cash and the balance with a note that will bear interest at the rate that is 100 basis points higher than the reported yield on 12 month U.S. Treasury Notes on the day before we exercise the option, and will mature on the earlier of the tenth day after the merger of Acquisition and CreXus becomes effective or one year after the day on which we purchase shares by exercising the option. At maturity, we can pay the principal of the note in cash or by returning the shares we purchased by exercising the option. The purpose of the option is to enable us to effect the merger without a stockholder vote as permitted by Section 3-106 of the Maryland General Corporation Law. However, it is unlikely we will exercise this option unless the percentage of the outstanding Common Stock we own is close to, although less than, 90%.

There are no appraisal rights or similar statutory rights available to holders of Common Stock in connection with the Offer.

2. Expiration and Extension of the Offer.

Unless the Offer is extended, it will expire at 5:00 p.m., New York City time, on April 16, 2013. As described under “The Offer—Section 4. Procedure for Tendering Shares,” tenders of shares of CreXus Common Stock must be completed by the Expiration Time, except to the extent that Guaranteed Delivery procedures are used. However, there are a number of circumstances under which we may, or we must, extend the Offer. They are:

•	we may, if we choose to do so, extend the Offer on one or more occasions, but except as described below, we may not extend it beyond June 1, 2013;

•

if there are conditions to the Offer that are not satisfied or waived by the scheduled Expiration Time, we must extend the Offer for one or more successive periods of up to 10 business days each in order to permit those conditions to be satisfied, but we will not be required (but will be permitted) to extend the Offer for more than three successive periods of 10 business days each and we will not be required to extend the Offer past August 31, 2013 or such earlier date as the Merger Agreement is terminated;

•	if we increase the Tender Offer price or modify the Offer in any other way, we may extend the Offer until 10 business days after we announce the modification;

•	if anybody other than us makes a tender offer for the Common Stock before the Offer expires, we may extend the Offer until not later than 10 business days after the other tender offer expires;

•

if CreXus notifies us that it has received a proposal for a transaction that the Special Committee determines is superior to the transactions contemplated by the Merger Agreement, (a) the first time CreXus gives a notice of that type, (i) the Expiration Date will automatically be extended until the fourth business day after the day on which CreXus gives that notice (if it would have expired before then), (ii) we may extend the Offer until not later than 10 business days after the last day on which we have the right to prevent termination of the Merger Agreement by agreeing to increase the Tender Offer Price, and (iii) if we agree to increase the Tender Offer Price to at least $0.10 more than the value of what stockholders would receive as a result of the transaction with another person, we may extend the Offer until 10 business days after we agree to increase the Offer Price, and (b) any subsequent time CreXus gives a notice of that type, we may extend the Offer until not later than 10 business days after the last day of a two business day period during which we may require the Special Committee to negotiate in good faith with us about possible changes to the transactions contemplated by the Merger Agreement (including the Offer) to make them more favorable to CreXus’ stockholders, and if we change the Merger Agreement in a way that leads the Special Committee to withdraw its determination that a transaction with another person is superior to the transactions contemplated by the Merger Agreement, we may extend the Offer until 10 business days after the Special Committee withdraws its determination; and

•

if we are prevented by an order of a court or other governmental agency from accepting shares that are tendered in response to the Offer, we may extend the Offer until 10 business days after we are able to accept the tendered shares without violating any order of a court or other governmental agency.

If we accept and pay for the shares that are properly tendered and not properly withdrawn by the Expiration Time, we will have the right, but not the obligation, to provide a subsequent offering period, that will begin on the day after the Expiration Date and will extend for at least three business days after that (but may extend for a longer period) during which holders can tender CreXus Common Stock and we will accept and pay for additional shares that are tendered as they are received.

If we extend the Offer, we will announce the extension not later than 9:00 a.m. New York City time on the day after the previously scheduled Expiration Date. If we provide a subsequent offering period, we will announce that not later than 9:00 a.m. New York City time on the day after the Expiration Date.

If the Merger Agreement is terminated before the Expiration Date, we will be required to terminate the Offer within one business day after the Merger Agreement is terminated, without acquiring any of the shares that are tendered in response to the Offer.

This Offer to Purchase and the related Letter of Transmittal are being distributed to all holders of record of shares of Common Stock on March 18, 2013. We are also making copies available to brokers, dealers, commercial banks, trust companies, and similar persons who hold shares as nominees for transmission to beneficial owners of the shares they hold.

3. Acceptance for Payment and Payment for Shares.

On the terms, but subject to the conditions, of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as extended or amended) and applicable law, we will (1) accept for payment, and by doing so agree to purchase, the shares of CreXus Common Stock that are properly tendered before the Offer expires and not withdrawn in the manner described under “The Offer—Section 5. Withdrawal Rights,” and (2) promptly pay the purchase price for the shares we accept.

We reserve the right, in our sole discretion, to delay acceptance for payment of, or payment for, the shares that are tendered, subject to the requirements of Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if any of the conditions to the Offer described under “The Offer—Section 12. Conditions to the Offer” has not been satisfied or waived (if it is waivable), or in order to comply with any applicable law.

If we provide a subsequent offering period, we will accept for payment, and promptly pay for, all shares that are properly tendered during the subsequent offering period as they are received. See “The Offer—Section 1. Terms of the Offer.”

In all cases, payment of the purchase price with respect to shares of Common Stock will be made only after timely receipt by the Depositary of (a) the certificates representing the shares that are being tendered, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required by the Letter of Transmittal, or (b) Book-Entry Confirmation of the transfer of the shares into the Depositary’s account at The Depositary Trust Company (“DTC”) using the procedures described in the section of this document captioned “The Offer—Section 4. Procedure for Tendering Shares,” together with a properly transmitted Agent’s Message and any other documents required by the Agent’s Message.

For purposes of the Offer, properly tendered shares of Common Stock (or defectively tendered shares which we decide to accept notwithstanding the defect) will be deemed to have been accepted for payment if and when we give oral notice (confirmed in writing), or written notice, of the acceptance to the Depositary. We will pay for the shares we accept by depositing the aggregate purchase price in immediately available funds with the Depositary. The Depositary will act as agent for tendering holders for the purpose of receiving payments from us and transmitting payments to the tendering holders. Under no circumstances will any interest be payable because of any delay in the transmission of funds to the holders of purchased shares or otherwise.

If any tendered shares of Common Stock are not purchased pursuant to the Offer for any reason, the shares that are not purchased will be returned, without expense, to the tendering holder as promptly as practicable following the expiration, termination or withdrawal of the Offer. Shares that are tendered by book-entry transfer into the Depositary’s account at DTC will be returned by crediting them to the account at DTC from which they were delivered.

4. Procedure for Tendering Shares.

Holders of shares of Common Stock will not be entitled to receive the purchase price for their shares unless they validly tender them prior to the Expiration Time. The method of delivery of the shares, the Letter of Transmittal, any required signature guarantees and any other required documents, including delivery through DTC and any acceptance or Agent’s Message transmitted through ATOP, is at the election and risk of the holder who tenders the shares and delivers the Letter of Transmittal. Except as otherwise provided below under “Guaranteed Delivery,” shares will be deemed to be delivered when, but only when, the certificates representing the shares and a Letter of Transmittal (or a facsimile of one), or a Book Entry Confirmation of delivery of the shares into the Depositary’s account at DTC and an Agent’s Message with regard to the shares, are actually received by the Depositary. If the share certificates and Letter of Transmittal are delivered by mail, it is suggested that the holder use properly insured, registered mail, with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to ensure delivery to the Depositary prior to the Expiration Time.

Effect of Acceptance of Tendered Shares. The tender of shares of Common Stock by a holder using one of the procedures described below and our subsequent acceptance of the tender will constitute a binding agreement between the holder and us for us to purchase the tendered shares in accordance with the terms, but subject to the conditions, set forth in this Offer to Purchase, the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery.

Only holders of record are authorized to tender shares of Common Stock. The procedures by which shares may be tendered by beneficial owners that are not holders of record depends upon the manner in which the shares are held. Beneficial owners that are not holders of record should follow the instructions provided by their broker or other nominee to tender their shares. A holder who wants to transfer shares to a person who wants to tender them, but cannot complete the transfer in time for the transferee to tender the shares by the Expiration Time, should tender the shares, designating the transferee as payee in the boxes on the Letter of Transmittal entitled “Special Issuance Instructions” or “Special Delivery Instructions,” as applicable.

Tender of Shares by Delivery of Certificates. To validly tender shares that are represented by certificates (other than a global certificate held by DTC), the registered holder must complete and sign the Letter of Transmittal (or a facsimile of it) in accordance with the instructions that are part of the Letter of Transmittal, have the signature guaranteed, if required by instructions 1 and 4 to the Letter of Transmittal, and deliver the Letter of Transmittal, together with (1) the certificates representing the shares, and (2) any other documents required by the Letter of Transmittal (including the instructions to it), to the Depositary at its address set forth on the back cover page of this Offer to Purchase. A holder who wants to tender shares but cannot comply with those procedures on a timely basis or whose share certificates are not immediately available can use the procedures for guaranteed delivery set forth below.

THE LETTER OF TRANSMITTAL AND CERTIFICATES REPRESENTING SHARES THAT ARE BEING TENDERED IN RESPONSE TO THE OFFER SHOULD BE SENT ONLY TO THE DEPOSITARY. THEY SHOULD NOT BE SENT TO ANY OF ACQUISITION, ANNALY, CREXUS, THE INFORMATION AGENT OR THE DEALER MANAGER.

If shares are registered in the name of a person other than the person who executes the Letter of Transmittal with respect to those shares, the shares must be endorsed or accompanied by an appropriate written instrument of transfer that is executed exactly as the name or names of the registered holder or holders appear on the share certificates, with the signature or signatures on the share certificates or instruments of transfer guaranteed as provided below.

Tender of Shares Held by a Nominee. Any beneficial owner whose shares of Common Stock are registered in the name of a nominee and who wishes to tender shares and deliver a Letter of Transmittal should follow the instructions provided by that nominee. If no instructions are provided, the beneficial owner should contact the nominee promptly and instruct the nominee to tender the shares and deliver a Letter of Transmittal on the beneficial owner’s behalf.

Tender of Shares Held Through DTC. To tender shares of Common Stock that are held through DTC, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal and delivering it to the Depositary, electronically transmit their acceptance through ATOP, for which the transaction will be eligible. DTC will then verify the acceptance and send an Agent’s Message to the Depositary for its acceptance. Delivery of tendered shares must be made to the Depositary using the book-entry delivery procedures described below, or the tendering DTC participant must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Except as provided below, unless the shares of Common Stock that are being tendered are deposited with the Depositary at or before 5:00 p.m., New York City time, on the Expiration Date, accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted Agent’s Message, we may, at our option, treat the tender as defective, and the tendered shares not eligible to be purchased, for purposes of our obligation to pay (and the holder’s right to receive) the Offer Price with regard to those shares. Payment for shares of Common Stock will be made only against delivery, by delivery of share certificates or book entry transfer, of the tendered shares and delivery of all other required documents.

Book-Entry Delivery Procedures. Within two business days after the date of this Offer to Purchase, the Depositary will establish an account with respect to the Common Stock at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of shares of Common Stock by causing DTC to transfer the shares into the Depositary’s account at DTC in accordance with DTC’s procedures for the transfer. Timely book-entry delivery of Common Stock in response to the Offer, however, requires receipt by the Depositary of a confirmation from DTC (a “Book-Entry Confirmation”) at or prior to the Expiration Time (i.e., 5:00 p.m., New York City time, on the Expiration Date). In addition, although delivery of shares may be effected through book-entry transfer into the Depositary’s account at DTC, in the case of such a book-entry transfer, either (1) an Agent’s Message and any other documents required by the Agent’s Message must be delivered or transmitted to and received by the Depositary at its address set forth on the back cover page of this Offer to Purchase at or before the Expiration Time, or (2) the guaranteed delivery procedures described below must be followed.

Tenders of shares will not be deemed validly made until those documents are received by the Depositary. Delivery of documents to DTC does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an acknowledgment from a participant in DTC that is tendering shares of Common Stock to the effect that that participant has received and agreed to be bound by the terms of the Letter of Transmittal and that we can enforce the agreement against the participant.

Signature Guarantees. Most tendering holders will not have to provide signature guarantees. However, signatures on Letters of Transmittal must be guaranteed by a financial institution that is a member of the Securities Transfer Agents’ Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange Medallion Signature Program (each of those financial institutions being referred to as an “Eligible Institution”), if the shares are being tendered by a registered holder of shares (or by a DTC participant on behalf of a beneficial owner of shares) who (1) has completed the box entitled “Special Delivery Instructions” or the box entitled “Special Issuance Instructions” on the Letter of Transmittal, and (2) is not itself an Eligible Institution. Also, if shares are registered in the name of a person other than the person who executes the Letter of Transmittal, or if shares that are not being tendered or are not accepted for payment are to be returned to a person other than the registered holder, the signatures on the Letter of Transmittal accompanying the tendered shares must be guaranteed by an Eligible Institution as described above. See Instructions 1, 4 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a holder wants to tender shares of Common Stock in response to the Offer, but time will not permit the Letter of Transmittal, the Book Entry Confirmation, or an Agent’s Message, and any other required documents, to reach the Depositary at or prior to the Expiration Time, the holder may nevertheless tender shares by satisfying all of the following conditions:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided with this Offer to Purchase, or a message with respect to guaranteed delivery transmitted through ATOP, is received by the Depositary at or before the Expiration Time; and

•

Book-Entry Confirmation of the transfer of the shares into the Depositary’s account at DTC using the procedures described under “The Offer—Section 4. Procedure for Tendering Shares” and either (A) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile copy of one), with any required signature guarantees, or (B) a properly transmitted Agent’s Message, together with (C) any other documents required by the Letter of Transmittal or the Agent’s Message, are received by the Depositary within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery (or the message with respect to guaranteed delivery transmitted through ATOP).

The Notice of Guaranteed Delivery may be sent by hand delivery, telegram, facsimile transmission or mail to the Depositary. It must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Under no circumstances will we pay interest because of any delay in making payment to anyone who uses the guaranteed delivery procedures, and the Offer Price for shares of Common Stock that are tendered using the guaranteed delivery procedures will be the same as that for shares delivered to the Depositary at or prior to the Expiration Time, even if the Depositary does not deliver payment for shares that are tendered using the guaranteed delivery procedures until after the payment date for shares delivered to the Depositary at of before the Expiration Date with regard to the Offer.

Notwithstanding any other provision of the Offer, payments for shares tendered using the guaranteed delivery procedures will not under any circumstances be made until the Depositary has received (1) the shares (through a Book-Entry Confirmation of the transfer of the shares into the Depositary’s account at DTC as described above) and (2) a properly completed and duly executed

Letter of Transmittal (or a manually signed facsimile of it) with respect to the tendered Common Stock, with any required signature guarantees, or an Agent’s Message with respect to it, and any other documents required by the Letter of Transmittal or the Agent’s Message.

Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding, a tendering holder of Common Stock must provide the Depositary with the holder’s correct taxpayer identification number and certify that the holder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See “Certain Federal Income Tax Consequences.”

Determination of Validity. In order for any tender of shares of Common Stock to be valid, it must be timely and in proper form. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered shares will be determined by Annaly, in Annaly’s sole discretion. This determination will be final and binding on the tendering holders and all other holders of Common Stock. We reserve the absolute right to reject any tender of Common Stock if Annaly determines that the documents relating to the tender are not in proper form or if, in the view of our counsel, the acceptance of the tendered shares of Common Stock for payment or payment for those shares may be unlawful. We also reserve the absolute right, in our sole discretion, to waive or not to waive any of the conditions to the Offer (other than the Majority Tender Condition) or any defect or irregularity in the tender of shares of Common Stock by any holder, even if similar defects or irregularities are treated differently in the case of other holders. Annaly’s interpretation of the terms and conditions of the Offer (including provisions of the Letter of Transmittal and the Instructions to it) will be final and binding. None of Annaly, Acquisition, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If we waive our right to reject a defective tender of shares of Common Stock, the tendering holder will be entitled to receive the Offer Price for those shares.

Appointment of Proxy. By executing a Letter of Transmittal (or a facsimile of one), or by arranging for delivery of an Agent’s Message in lieu of a Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Annaly as the stockholder’s proxy, with full power of substitution, to vote the tendered shares of Common Stock as fully as the holder could vote them. That appointment of a proxy will be considered to be coupled with an interest in the tendered shares. It will be effective when we accept for payment the shares to which it relates. It will give the proxies the right to vote the shares as instructed by Annaly with regard, among other things, to any proposal that CreXus’ stockholders approve the Merger. The Offer does not constitute a solicitation of proxies unless we purchase the shares to which the proxies relate.

Options. We are not offering to purchase CreXus share purchase options. Holders of options with exercise prices that are lower than the Merger Price (which will be the same as the Offer Price) will receive as a result of the Merger the sum equal to the amount by which the Merger Price exceeds the exercise price of their options. If holders of options want to tender the shares to which their options relate, they must exercise the options and tender the shares themselves. If any option holders want to do that, they should exercise their options far enough in advance of the Expiration Date to be sure they will receive the shares as to which they are exercising options in time so they can be tendered before the Expiration Time.

5. Withdrawal Rights

A holder who tenders shares of Common Stock may withdraw the shares after they have been tendered only as described in this section. A holder who validly withdraws previously tendered shares of Common Stock will not receive the Offer Price with regard to those shares. Unless tendered shares are withdrawn as described below, a tender of shares of Common Stock in response to the Offer is irrevocable.

Shares that are tendered in response to the Offer may be withdrawn at any time at or prior to the Expiration Time (i.e., 5:00 p.m., New York City time, on the Expiration Date of the Offer), but not after that time, except that if, after withdrawal rights expire, we reduce either (1) the number of shares that are subject to the Offer or (2) the purchase price we will pay for shares of Common

Stock, shares that have already been tendered may be withdrawn on or before the day that is 10 business days after the day when we first publish, or send to CreXus stockholders, notice of the reduction.

To withdraw shares, a written, telegraphic or facsimile notice of withdrawal or a Request Message (described below) must be received by the Depositary at its address set forth on the back cover page of this Offer to Purchase at or before the Expiration Time. A notice of withdrawal must (1) specify the name of the person who tendered the shares that are to be withdrawn, (2) describe the shares that are to be withdrawn, including the title and CUSIP number, the number of shares being withdrawn and, if certificates were tendered, the number or numbers of the certificates, and (3) be signed by the holder of the shares in the same manner as the original signature on the Letter of Transmittal by which the shares were tendered (including any required signature guarantees), or be accompanied by documents of transfer sufficient to have CreXus’ transfer agent register the transfer of the shares into the name of the person who is withdrawing the shares. In lieu of submitting a written, telegraphic or facsimile notice of withdrawal, DTC participants may electronically transmit a request for withdrawal and revocation to DTC. DTC will then verify the request and send a Request Message to the Depositary. If the shares to be withdrawn have been delivered or otherwise identified to the Depositary, a properly completed notice of withdrawal, or a Request Message, will be effective as soon as the Depositary receives it, even if physical release is not yet effected. The term “Request Message” means a message transmitted by DTC and received by the Depositary, stating that DTC has received a request for withdrawal and revocation from a DTC participant and identifying the shares of Common Stock to which that request relates. A withdrawal of shares can only be accomplished in accordance with the foregoing procedures.

All questions as to the form and validity (including time of receipt) of notices of withdrawal, including a Request Message, will be determined by Annaly, in Annaly’s sole discretion (which determination will be final and binding). None of Annaly, Acquisition, the Depositary, the Dealer Manager, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, including any Request Message, or will incur any liability for failure to give any such notification.

Withdrawn shares may be retendered by following one of the procedures described under “The Offer—Section 4. Procedures for Tendering Shares” at any time prior to the Expiration Time.

6. Certain Material U.S. Federal Income Tax Consequences.

Internal Revenue Service Circular 230 Disclosure

Pursuant to Internal Revenue Service Circular 230, we inform you that the following description of U.S. federal tax consequences was not intended or written to be used, and that description cannot be used, by any taxpayer for the purpose of avoiding any penalties that may be imposed on the taxpayer under the United States Internal Revenue Code. The description was written to support the marketing of the Offer and is limited to the United States federal tax issues described in this Offer to Purchase. Additional issues may exist that could affect the United States federal tax treatment of the matters that are the subject of this description, and this description does not consider or provide any conclusions with respect to any such additional issues.

The following discussion summarizes certain material U.S. Federal income tax consequences to holders of CreXus Common Stock whose shares are sold in response to the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. Federal income tax consequences, nor does it address tax consequences that may arise under state, local or foreign tax laws or U.S. Federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date of this Offer to Purchase. The Code, the Regulations and interpretations of them may change, possibly retroactively, resulting in U.S. federal income tax consequences that are different from those described below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and it is possible that the IRS will take positions regarding the tax consequences of the Offer and the Merger that are contrary to what we describe and that any such contrary positions will be sustained by the courts.

This discussion is limited to holders who hold CreXus Common Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. Federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. Federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons who hold Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. Federal income tax consequences to holders of Common Stock who acquired their shares by exercising stock options, under stock purchase plan programs or in other compensatory arrangements.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is a beneficial owner of Common Stock who is treated for U.S. Federal income tax purposes as:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity taxed as a corporation for U.S. Federal income tax purposes) created or organized in or under the laws of the United States, a state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. Federal income tax regardless of its source; or

•

a trust (i) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Common Stock who is not a U.S. holder for U.S. Federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. Federal income tax purposes) holds Common Stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Common Stock and partners in those partnerships are urged to consult their tax advisors regarding the specific U.S. Federal income tax consequences to them.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Common Stock as a result of the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Common Stock as a result of the Offer or the Merger will recognize capital gain or loss for U.S. Federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Common Stock. Any such gain or loss will be long-term capital gain or loss if the stockholder held the shares for more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Common Stock (i.e., shares acquired at the same cost in a single transaction) exchanged for cash as a result of the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders as a result of the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). Backup withholding is not an additional tax. U.S. holders may credit amounts that are withheld against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS. To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption must provide us or the Depositary with its correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing and returning the Form W-9 included in the Letter of Transmittal, or otherwise establish an exemption from the backup withholding rules. In general, for an individual, the TIN is the individual’s social security number.

If a holder does not provide us or the Depositary with a correct TIN, the U.S. holder (or other payee) may be subject to a $50 penalty imposed by the IRS, and any reportable payments made to that person may be subject to backup withholding at the applicable rate, currently 28%. Those reportable payments generally will be subject to information reporting, even if we or the Depositary is provided with a TIN. If a U.S. holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, the U.S. holder should write “Applied For” in the space provided for the TIN in Part I of Form W-9 and sign and date the Form W-9. If “Applied For” is written in Part I and neither we nor the Depositary is provided with a TIN prior to the date of payment, 28% of any reportable payments due to the U.S. holder will be withheld. For further information concerning backup withholding and instructions for completing Form W-9 (including how to obtain a TIN if you do not have one and how to complete Form W-9 if shares are held in more than one name), consult the instructions to the Form W-9 contained in the Letter of Transmittal. You can also obtain a Form W-9 from the Depositary upon request or from the IRS at its internet website: www.irs.gov.

Certain persons (including, among others, certain corporations) are not subject to these backup withholding and reporting requirements. Exempt U.S. persons should indicate their exempt status on Form W-9. CreXus stockholders should consult their tax advisors as to any qualification for exemption from backup withholding, and the procedure for obtaining the exemption.

NOTE: FAILURE TO COMPLETE AND RETURN FORM W-9 MAY RESULT IN BACKUP WITHHOLDING EQUAL TO 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU AS A RESULT OF THE OFFER OR THE MERGER. PLEASE REVIEW THE FORM W-9 AND INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL FOR ADDITIONAL DETAILS.

Non-U.S. Holders

Effect of the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. Federal income tax on any gain realized on the receipt of cash for Common Stock as a result of the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year in which he or she sold the Common Stock and certain other conditions are met;

•

the gain is effectively connected with the holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•

CreXus is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. Federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Common Stock or the period that the non-U.S. holder held Shares.

Gains to an individual who was present in the United States for 183 days or more during the applicable taxable year generally will be subject to U.S. Federal income tax at a flat 30% rate, that may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain effectively connected with the conduct of a trade or business in the United States (and, if applicable, attributable to a permanent establishment in the United States) will be subject to U.S. Federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax of 30% (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

A corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that CreXus is, or ever has been, a USRPHC. Even if CreXus were a USRPHC, because its Common Stock is regularly traded on an established securities market (within the meaning of applicable Treasury regulations), its Common Stock would be treated as U.S. real property interests only with respect to a non-U.S. holder that owns (actually or constructively) more than five percent of the outstanding Common Stock. Non-U.S. holders that own (actually or constructively) more than five percent of the outstanding Common Stock should consult their own tax advisors regarding the U.S. Federal income tax consequences to them of the Offer and the Merger.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders as a result of the Offer or the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly completed and executed IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. An IRS Form W-8 can be obtained from the Depositary upon request or from the IRS at its internet website www.irs.gov. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. Federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

7. Price Range of Shares; Dividends

The Common Stock is listed and traded on the New York Stock Exchange under the symbol “CXS.” The following table sets forth, for each of the periods indicated, the high and low reported sale prices for the Common Stock on the New York Stock Exchange and the dividend that was declared (usually for payment early in the following quarter)

	High	Low	Dividend
Year Ending December 31, 2013
First Quarter (prices through March 15, 2013)	$13.36	$12.29	$0.25

Year Ended December 31, 2012
First Quarter	11.35	10.27	0.27
Second Quarter	10.52	9.53	0.27
Third Quarter	11.36	10.00	0.32
Fourth Quarter	12.59	10.84	0.32

Year Ended December 31, 2011
First Quarter	13.48	11.40	0.23
Second Quarter	11.66	10.26	0.25
Third Quarter	11.30	8.43	0.30
Fourth Quarter	10.72	8.30	0.35

Year Ended December 31, 2010
First Quarter	14.26	13.20	0.07
Second Quarter	13.82	12.13	0.12
Third Quarter	12.89	11.75	0.17
Fourth Quarter	13.22	12.02	0.22

On November 9, 2012, the last full trading day before public announcement of a proposal by Annaly to purchase all the CreXus shares it did not already own for $12.50 per share, the last reported sale price of CreXus Common Stock was $11.10 per share. On January 27, 2013, the last full trading day before public announcement of the execution of the Merger Agreement, the last reported sale price of CreXus Common Stock was $12.50 per share. On March 15, 2013, the last trading day before commencement of the Offer, the last reported sale price of CreXus Common Stock was $13.28 per share. Holders of CreXus Common Stock on that day who continue to hold their shares on March 28, 2013, will be eligible to receive the dividend of $0.25 per share which will be payable on April 25, 2013 to holders of record at the close of business on March 28, 2013. Holders are urged to get a current quotation of the market price of CreXus Common Stock in connection with their decision whether to tender their shares.

8. Market for CreXus’ Common Stock; NYSE Listing; SEC Registration

Market for the Shares. If the conditions to the Offer are satisfied and we purchase the shares of Common Stock that are tendered in response to the Offer, that purchase may lead CreXus to terminate the listing of its Common Stock on the NYSE and the registration of its Common Stock under the Exchange Act. Even if CreXus does not terminate the listing of its Common Stock, our purchase of the shares that are tendered will substantially reduce the number of shares of CreXus Common Stock that are available for trading, which could adversely affect the liquidity of the market for the Common Stock. Among other things, lack of a liquid market could make it difficult for holders of large numbers of shares to sell them prior to the Merger.

Intention to Delist and Deregister the Common Stock. If as a result of the purchase of the Common Stock that is tendered in response to the Offer, and possibly the exercise of the option given to us in the Merger Agreement to purchase shares from CreXus in order to increase our ownership to 90%, we (Annaly and Acquisition together) own at least 90% of the outstanding Common Stock, the Merger Agreement will require Annaly to transfer all the Common Stock it owns to us, and we will be required to cause the Merger to take place as promptly as practicable, without a vote of the CreXus stockholders.

Even if we do not own at least 90% of the outstanding Common Stock after we purchase the Common Stock that is tendered in response to the Offer and we do not exercise our option to purchase shares from CreXus in order to increase our ownership to 90%, and therefore we are not able to cause the Merger to take place without a vote of the CreXus stockholders, if, after we purchase all the shares that are properly tendered in response to the Offer and not withdrawn, there are fewer than 300 holders of record of CreXus Common Stock, we could terminate the listing of the Common Stock on the NYSE and the registration of the Common Stock under the Exchange Act. If we did that, we could, by consenting to the Merger, cause the Merger to be approved by the CreXus stockholders without there being a stockholders meeting, and without our having to file with the SEC proxy materials or an information statement relating to stockholder approval of the Merger or to wait for the staff of the SEC to review those materials (if the staff of the SEC decided to review them). This could enable the Merger to be effected substantially more quickly than otherwise would be the case. Therefore, it is something we would consider doing, although we are not required by the Merger Agreement to do it.

Termination of registration of the Common Stock under the Exchange Act would substantially reduce the information CreXus is required to furnish to its stockholders during the period between the time that registration terminates and the effective time of the Merger, and might reduce the amount of information we would be required to make available in connection with the Merger. It also would make certain provisions of the Exchange Act no longer applicable to CreXus, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with shareholders’ meetings, including the meeting to vote upon the Merger, the requirement to file periodic reports and other reports with the SEC, and the requirement to furnish an annual report to shareholders. In addition, it would make it no longer possible for “affiliates” of CreXus or persons holding “restricted securities” of CreXus to dispose of those securities in accordance with Rule 144 or Rule 144A under the Securities Act of 1933, as amended. If CreXus does not terminate the registration of the Common Stock under the Exchange Act before the Merger takes place, it will apply for termination of registration of the Common Stock promptly after the Merger takes place.

Margin Regulations. Shares of CreXus Common Stock currently are “margin securities” for purposes of the regulations of the Board of Governors of the Federal Reserve System, and therefore brokers are permitted to extend credit secured by shares of Common Stock for the purpose of enabling holders to buy, carry or trade in securities. If registration of the Common Stock under the Exchange Act is terminated, shares of CreXus Common Stock will no longer constitute “margin securities.” In addition, it is possible that, after we purchase the Common Stock that is tendered in response to the Offer, even if the Common Stock continues to be registered under the Exchange Act, shares of Common Stock will no longer constitute “margin securities” for purposes of the margin regulations. If shares of Common Stock cease to be “margin securities,” they will no longer be eligible to be used as collateral for loans made by brokers.

9. Information about CreXus.

The information concerning CreXus contained in this Offer to Purchase has been taken from or is based upon documents and records on file with the SEC and other publicly available sources. The summary information set forth below is qualified in its entirety by reference to CreXus’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the financial and other information in those reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of Annaly, Acquisition or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning CreXus contained in such documents and records or for any failure by CreXus to disclose events which may have occurred or may affect the significance or accuracy of any such information.

CreXus is a commercial real estate company that acquires, manages, and finances, directly or through its subsidiaries, commercial mortgage loans and other commercial real estate debt, commercial real property, commercial mortgage-backed securities (or CMBS), other commercial real estate-related assets, Agency residential mortgage-backed securities, commercial real estate loans secured by commercial properties, subordinated commercial mortgage loans and mezzanine loans. CreXus also engages in long-term sale-leaseback and build-to-suit transactions with companies in the U.S. that are triple net leased to corporate tenants. CreXus also acquires commercial real property that is taken by CreXus (or was taken by another lender) as part of its resolution of commercial mortgage loans and other commercial real estate debt where a borrower defaults in its obligations and the lender takes title to the collateral underlying the commercial mortgage loans and other commercial real estate debt through foreclosure or other means.

CreXus acquires CMBS rated AAA through BBB as well as CMBS that are below investment grade or are non-rated. The other commercial real estate-related securities and other commercial real estate asset classes that CreXus acquires consist of debt and equity tranches of commercial real estate collateralized debt obligations, loans to real estate companies including real estate investment trusts and real estate operating companies, commercial real estate securities and commercial real property.

In addition, CreXus acquires residential mortgage-backed securities for which a U.S. Government agency such as Ginnie Mae, or a federally chartered corporation such as Fannie Mae and Freddie Mac, guarantees payments of principal and interest on the securities, referred to as Agency RMBS.

CreXus was formed as a Maryland corporation on January 23, 2008 and is externally managed by FIDAC, a wholly-owned subsidiary of Annaly. CreXus has elected and qualifies to be taxed as a real estate investment trust (a “REIT”) for U.S. Federal income tax purposes, commencing with the taxable year ending December 31, 2009. CreXus’ principal executive offices are located at 1121

Avenue of the Americas, Suite 2902, New York, New York 10036. The telephone number of its principal executive offices is (646) 829-0160.

CreXus’ initial public offering was an offering on September 16, 2009, of 13,333,334 shares of Common Stock for $15.00 per share. Simultaneously, CreXus sold 4,527,778 shares of Common Stock to Annaly in a private placement for the same $15.00 per share. On March 28, 2011, CreXus offered 50,000,000 shares of Common Stock in a public offering for $11.50 per share. Simultaneously CreXus sold 5,000,000 shares to Annaly in a private placement for the same $11.50 per share. On April 5, 2011, the underwriters of the March 28, 2011 public offering purchased 3,500,000 shares of Common Stock for $11.50 per share, minus the amount equal to the underwriters’ discount in the public offering of $0.6325 per share, to cover over-allotments in the public offering.

Additional Information: CreXus is subject to the informational and reporting requirements of the Exchange Act and, accordingly, files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The information in CreXus’ Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on March 1, 2013, is incorporated by reference into this Offer to Purchase. You can read and copy that Annual Report on Form 10-K and any other reports, statements or other information that CreXus has filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington DC 20549. You can call 1-800-SEC-0330 for further information regarding the operation of the Public Reference Room. CreXus’ filings are also available to the public on the SEC’s website at http://www.sec.gov and on a website CreXus maintains at http://www.crexusinvestment.com. The information contained on or accessible from CreXus’ website, other than information in CreXus’ Annual Report on Form 10-K for the year ended December 31, 2012, is not incorporated into, or otherwise a part of, this Offer to Purchase. CreXus’ Annual Report on Form 10-K for the year ended December 31, 2012 was prepared by CreXus. The information in that Annual Report on Form 10-K is incorporated into this Offer to Purchase without independent verification by Acquisition or Annaly of the completeness or accuracy of that information.

10. Information about Acquisition and Annaly

Acquisition is a Maryland Corporation that was formed in January 2013 for the sole purpose of conducting the Offer and participating in the Merger. In the Merger Agreement, we warranted to CreXus that Acquisition has not, and on the effective date of the Merger will not have, engaged in any activities or incurred any obligations or liabilities, except activities relating to or contemplated by the Merger Agreement and obligations or liabilities incurred in connection with those activities and with the transactions contemplated by the Merger Agreement. Acquisition is wholly-owned by Annaly.

Annaly is a Maryland corporation that owns and finances a portfolio of real estate related investments, including mortgage pass-through certificates, collateralized mortgage obligations, Agency callable debentures and other securities representing interests in or obligations secured by pools of residential mortgage loans. Annaly has announced its intention to begin investing in commercial real estate and securities representing interests in or obligations secured by commercial mortgage loans. Annaly has stated that if it acquires all the shares of CreXus, it will use CreXus in connection with its activities related to commercial properties and securities involving commercial mortgage loans. CreXus has elected to be taxed for U.S. Federal income tax purposes as a real estate investment trust.

Annaly is subject to the informational and reporting requirements of the Exchange Act, and accordingly, files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. In addition, Acquisition and Annaly are required to make filings with the SEC relating to the Offer. You can read those filings at the SEC’s public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call 1-800-SEC-0330 for further information regarding operation of the Public Reference Room. The filings are also available to the public on the SEC’s website at http://www.sec.gov and on a website maintained by Annaly at http://www.annaly.com.

Annaly owns 100% of FIDAC, which manages CreXus. See “Special Factors—Section 9. Relationships among Annaly, FIDAC and CreXus.”

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of Acquisition and Annaly are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase or Schedule I to it (i) neither Acquisition nor Annaly, nor, to the best knowledge of Acquisition and Annaly, any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Acquisition or Annaly or of any of the persons listed on Schedule I, beneficially owns or has a right to acquire any Common Stock or any other equity securities of CreXus and (ii) none of Acquisition, Annaly or any of the persons or entities referred to in clause (i) above has effected any transaction in CreXus Common Stock or any other equity securities of CreXus during the past 60 days.

Except as described in this Offer to Purchase, neither Acquisition nor Annaly, nor, to the best knowledge of Acquisition and Annaly, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with CreXus or any of its executive officers, directors or affiliates that is required to be reported under the rules of the SEC applicable to the Offer. Except as described in this Offer to Purchase (see “Special Factors—Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”) during the past two years there have been no negotiations, transactions or material contacts between Annaly or any of its subsidiaries or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CreXus or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Neither Acquisition nor Annaly, nor to the best knowledge of the Acquisition and Annaly, any of the persons listed on Schedule I has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Neither Acquisition nor Annaly has made any arrangements in connection with the Offer to provide holders of Common Stock access to their corporate files or to obtain counsel or appraisal services at their expense. CreXus stockholders will not have dissenters’ rights with regard to the Offer or the Merger. See “Special Factors—Section 7. No Dissenters’ Rights.”

11. Source of Funds

Completion of the Offer is not conditioned upon obtaining financing. The cost of Annaly’s acquiring through the Offer and the Merger all the CreXus Common Stock it does not already own will be approximately $872.3 million plus the amount of the payments it makes in lieu of a prorated portion of the quarterly dividend for the quarter in which the Offer expires and its transaction fees and expenses. Annaly expects to fund these payments out of its cash on hand and other liquid assets.

Because the only consideration to be paid as a result of the Offer and the Merger is cash, the Offer is to purchase all the issued and outstanding common stock that Annaly does not already own, and there is no financing condition to the completion of the Offer, Annaly believes the financial condition of Acquisition and Annaly is not material to a decision by a holder of CreXus Common Stock whether to sell, hold or tender Common Stock in response to the Offer.

12. Conditions to the Offer

We will not be required to accept, or pay for, any of the Common Stock that is tendered in response to the Offer if any of the conditions listed below is not satisfied. Subject to the need to comply with Rule 14e-1(c) under the Exchange Act, which requires a person who makes a tender offer to pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the tender offer, we may extend the Offer or delay the acceptance of, or payment for, the Common Stock that is tendered until those conditions are fulfilled.

We have agreed that we will not purchase any of the Common Stock that is tendered in response to the Offer unless at least 51% of the Common Stock that is not owned by Annaly or any subsidiary, or any officer or director of Annaly, FIDAC or CreXus, is properly tendered and not withdrawn (the “Majority Tender Condition”). We are not permitted to waive the Minimum Tender Condition.

The other conditions that would permit us to terminate the Offer without accepting, or paying for, the Common Stock that is properly tendered in response to the Offer and not withdrawn, are:

•	a statute, rule or regulation has been enacted or adopted that would make it illegal for us to acquire the tendered shares or would make the Merger illegal;

•	an order is entered by a court or other governmental authority that invalidates the Merger Agreement or restrains us from completing the acquisition of the tendered CreXus common stock or the Merger;

•

any of CreXus’ representations and warranties in the Merger Agreement is not true and correct on the Expiration Date, except inaccuracies that (i) could not, in the aggregate, reasonably be expected to have a material adverse effect on CreXus or on our ability to purchase the shares that are tendered in response to the Offer or our legal ability to consummate the Merger, or (ii) were known, or reasonably should have been known, to Annaly or any of its subsidiaries (including FIDAC, which manages CreXus) on or prior to the date of the Merger Agreement (January 30, 2013);

•

CreXus has not performed in all material respects all the obligations it is required to have performed, except failures that would not have a material adverse effect on CreXus or failures that result from a breach of the Merger Agreement by Annaly or us.;

•	The Merger Agreement is terminated in accordance with its terms;

•	The Special Committee withdraws or modifies in a manner adverse to us its recommendation or approval regarding the Offer or the Merger; or

•

CreXus’ Board, acting in accordance with a recommendation of the Special Committee, withdraws or modifies in a manner adverse to us the Board’s recommendation that stockholders accept the Offer or its approval of the Merger.

These conditions, other than the Majority Tender Condition, are solely for our benefit, and if any of them is not satisfied, we may, in our sole discretion, terminate the Offer without accepting the Common Stock that is tendered (but only after we have extended the Offer for at least three successive 10 day periods to provide time for the unfulfilled conditions to be satisfied), or waive any conditions (other than the Majority Tender Condition) that are not satisfied and purchase the Common Stock that is properly tendered and not withdrawn. Annaly’s decision as to whether conditions have been satisfied will be final, and will bind all the holders of Common Stock, whether or not they tender their Common Stock in response to the Offer.

13. Certain Legal Matters

General. We are not aware of (i) any license or regulatory permit that is material to the business of CreXus that might be adversely affected by our purchasing the CreXus Common Stock that is tendered in response to the Offer or the Merger, or (ii) any governmental approvals that are required in order to enable us to purchase the Common Stock that is tendered in response to the Offer or to carry out the Merger. If any such approvals are required, we currently anticipate that we will try to obtain the approvals. However, it is possible that we would not obtain approvals we sought, and if the consequence of our not having the approvals would be material, the absence of the approvals might be a basis for our terminating the Offer without accepting or paying for the Common Stock that is tendered. See “The Offer—Section 12. Conditions of the Offer.”

State Antitakeover Statutes. A number of states (including Maryland, where CreXus is incorporated) have adopted laws that purport to apply to attempts to acquire corporations that are incorporated in those states, whose business operations have substantial economic effects in those states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in those states.

Maryland, the state in which CreXus is incorporated, has a statute, the Maryland Business Combination Law (Sections 3-601 through 3-605 of the Maryland General Corporation Law) that under some circumstances prohibits or requires a supermajority vote to approve, a business combination with a holder of more than 10% of the stock of a corporation, and another statute, the Maryland Control Share Acquisition Act (Sections 3-701 through 3-710 of the Maryland General Corporation Law) that, under some circumstances, bars a person who has acquired more than specified percentages of a corporation’s shares without prior approval by holders of two-thirds of the corporation’s stock to vote those shares. However, Annaly believes, based on advice of counsel, and CreXus has warranted in the Merger Agreement, that neither the Offer nor the Merger will be affected by either of those statutes.

Although CreXus is incorporated in Maryland, it has its principal place of business in New York State and owns assets located in a number of other states, some of which have antitakeover laws. Annaly does not know whether any of those laws will, by their terms, apply to the Offer or the Merger and Annaly has not attempted, and does not expect to attempt, to comply with any of those laws. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee antitakeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. That decision was affirmed by the United States Court of Appeals for the Sixth Circuit. Also, in 1988, a Federal District Court in Florida held that two Florida antitakeover statutes were unconstitutional as applied to corporations that were not incorporated in Florida.

We are making the Offer to all holders of CreXus Common Stock other than Annaly and its subsidiaries. We are not aware of any jurisdiction in which the making of the Offer or the tender of Common Stock in response to the Offer would not be in compliance with the laws of that jurisdiction. If we become aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Annaly and we will make a good faith effort to comply with that law. If, after a good faith effort, we cannot comply with any such law, we will not make the Offer to (and will not accept tenders from) holders of Common Stock who reside in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of us by the Dealer Manager or another broker or dealer licensed under the laws of that jurisdiction.

Antitrust Compliance. Annaly has been advised that the Offer and the Merger are exempt from the pre-notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). Therefore, we are not attempting to comply with those requirements. The fact that a transaction is exempt from the requirements of the HSR Act does not preclude the Department of Justice or the Federal Trade Commission from seeking to prevent the transaction on the ground that it violates the United States antitrust laws. However, we have no reason to believe that the Offer or the Merger will be viewed as violating the antitrust laws.

14. Legal Proceedings.

As of the date of this Offer to Purchase, there are five pending lawsuits relating to the Annaly’s proposal to acquire the shares of CreXus that it does not already own. Three of these are brought in the New York State courts. The other two are brought in the Maryland State courts. Each of the five lawsuits claims to be a class action brought on behalf of CreXus stockholders. Two of them also claim to be brought derivatively on behalf of CreXus. There was a sixth lawsuit, which was brought in the Maryland courts, but it was voluntarily dismissed by the plaintiff. Three of the five lawsuits were brought between November 16 and November 20, 2012, shortly after the November 12, 2012 announcement by Annaly that it had proposed to acquire all the CreXus Common Stock that Annaly did not already own for $12.50 per share. The other two lawsuits were filed between February 1 and February 7, 2013, shortly after the announcement that Annaly, Acquisition and CreXus had entered into the Merger Agreement. The five pending lawsuits are:

James Frederick v Patrick Corcoran, et. al., Circuit Court for Montgomery County, Maryland, Case No. 370685. This case was filed on November 16, 2012. It claims to be brought as a class action. The plaintiff sues all the directors of CreXus, Annaly and CreXus. The plaintiff asserts that $12.50 per share represents wholly inadequate consideration in light of CreXus’ intrinsic value and prospects, particularly in light of a March 2011 letter from Starwood Property Trust to the Board of CreXus that the plaintiff described as “an unsolicited bid for the Company from Starwood Property Trust valued at $14 per share, a 17% premium to market price.” The plaintiff alleges that the CreXus directors engaged in self-dealing, are not acting in good faith toward plaintiff and other members of the class, and knowingly or recklessly have breached and are continuing to breach their fiduciary duties to members of the class. The plaintiff alleges that the buyout represents an opportunistic effort to free Annaly from dealings with CreXus’ public shareholders at a substantial discount to the Company’s actual value, as well as the actual value of the Company’s shares. He also alleges that Anally breached fiduciary obligations owed to CreXus’ public stockholders and that CreXus aided and abetted the individual defendants’ breaches of their fiduciary duty. The plaintiff seeks, among other things, an injunction against the proposed acquisition of CreXus by Annaly, and if that transaction is consummated, rescission or rescissory damages.

Christopher Cremona v CreXus Investment Corp., et al., Supreme Court of the State of New York, Index No. 653972/2012. This case was filed on November 16, 2012. It claims to be brought as a derivative action and a class action. The plaintiff sues CreXus, all its directors, Annaly and FIDAC. He states that in 2011 Starwood Property Trust offered to buy CreXus for $14.00 per share but the CreXus Board rejected that offer. He states that Annaly was privy to nonpublic, confidential information that other potential acquirers and CreXus shareholders did not and do not possess, thus giving Annaly an unfair competitive advantage and foreclosing the possibility of a higher bid. The plaintiff asserts that the individual defendants have violated their fiduciary duties by pursuing a proposed buyout plan pursuant to which Annaly will acquire all the CreXus common shares not currently owned by Annaly for $12.50 per share and that CreXus, Annaly and FIDAC knowingly assisted in these alleged breaches of fiduciary duties. The plaintiff seeks, among other things, an injunction against Annaly’s acquisition of all the CreXus common shares not currently owned by Annaly for $12.50 per share, and if that transaction is implemented, rescission of it.

Gary Sosnovich v Patrick Corcoran, et. al., Supreme Court of the State of New York, Index No. 654027/2012. This case was filed on November 20, 2012. It claims to be brought as a class action. The plaintiff sues all the directors of CreXus, Annaly, FIDAC and CreXus. He states that the CreXus Board previously rejected what he called an offer by Starwood Property Trust, Inc. to buy CreXus for $14.00 per share, and says that by placing the interests of Annaly and FIDAC above the interests of CreXus’ public shareholders, the Board would approve a transaction that significantly undervalues CreXus. The plaintiff alleges that the director defendants were breaching their fiduciary duties by failing to engage in a full and fair sale process and that the consideration to be paid to plaintiff and the class is inadequate because, among other things, the intrinsic value of CreXus’ stock is materially in excess of the $12.50 per share that Annaly had proposed, giving due consideration to CreXus’ prospects for growth and profitability in light of its present and future earnings power. The plaintiff alleges that Annaly and FIDAC knowingly aided and abetted the director defendants’ alleged wrongdoing. He seeks an injunction against the defendants’ proceeding with the proposed transaction, and to the extent it is consummated, rescission or rescissory damages, as well as accounting for all profits and special benefits obtained as a result of the allegedly unlawful conduct.

Parker Crowell v. Kevin J. Riordan et. al., Supreme Court of the State of New York, Index No. 650358/2013. This case was filed on February 1, 2013. It claims to be brought as a class action. The plaintiff sues all the directors of CreXus, Annaly and Acquisition. The plaintiff alleges that the defendants have accepted an offer to sell CreXus at a price that fails to reflect the true value of CreXus, thus depriving common stockholders of the reasonable, fair and adequate value of their shares, and that CreXus, Annaly and Acquisition knowingly aided and abetted the individual defendants’ alleged breaches of fiduciary duty in connection with the proposed acquisition of CreXus by Annaly and Acquisition for $13.00 in cash, plus pro-rated quarterly dividends. The plaintiff seeks an injunction against the defendants’ consummating the proposed acquisition, or a business combination with a third party, unless and until CreXus adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for CreXus, directing the individual defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for sale or auction is completed and the highest possible price is obtained, and rescinding, to the extent already implemented, the Merger Agreement or any of its terms.

Gary George Riley v CreXus Investment Corp., et al., Circuit Court for Baltimore County, Case No. 24-C-13-000756. This case was filed on February 7, 2013. It claims to be a derivative action. The plaintiff sues CreXus as nominal defendant, and also sues all its directors, Annaly and FIDAC. The plaintiff alleges that the proposed sale to Annaly of the CreXus common stock it does not currently own for $13 per share in cash was structured and priced to benefit Annaly and the other defendants to the detriment of CreXus and its stockholders, stating among other things that during 2011, the CreXus board rejected what the plaintiff describes as “an offer for $14 [sic] share for a third-party acquisition of the Company.” He asserts that the individual defendants have breached their fiduciary duties and that Annaly and FIDAC are aiders and abettors of those alleged breaches. The plaintiff seeks, among other things, an injunction against the individual defendants, or anyone acting in concert with them, from proceeding with the sale of CreXus unless and until they have acted in accordance with their fiduciary duties and requiring them to, among other things, ascertain the true value of CreXus, consider whether the proposed Annaly transaction or an alternate transaction maximizes shareholder value, rescinding any impediments to a value-maximizing transaction, and disclose all material facts necessary for the shareholders to make an informed decision as to the proposed Annaly transaction, as well as rescinding that transaction and the Merger Agreement to the extent already implemented. The Riley action has been transferred to Montgomery County and consolidated with the Frederick action.

15. Expenses.

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

Annaly has retained Bank America Merrill Lynch (“BAML”) to act as Dealer Manager in connection with the Offer. Annaly will reimburse the Dealer Manager for its reasonable out-of-pocket expenses and Annaly has agreed to indemnify the Dealer Manager and its affiliates against liabilities in connection with its engagement, including liabilities under the Federal securities laws. Compensation for BAML’s acting as Dealer Manager is included in the compensation it is receiving for acting as financial advisor to Annaly in connection with its proposed acquisition of the shares of CreXus that Annaly does not already own. In the ordinary course of its business, BAML and its affiliates may actively trade or hold securities or obligations of Annaly or CreXus for its own account or for customers’ accounts, and therefore, BAML may at any time hold long or short positions in those securities or obligations.

Annaly has retained American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer and the paying agent in connection with the Merger. It will pay the Depositary reasonable and customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses, and Annaly has agreed to indemnify it against certain liabilities in connection with its services, including liabilities under the Federal securities laws.

Annaly has retained Innisfree M&A Incorporated to act as the Information Agent in connection with the Offer. It will pay the Information Agent reasonable and customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses, and Annaly has agreed to indemnify it against certain liabilities in connection with its services, including liabilities under the Federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. We will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses they incur in forwarding material relating to the Offer to their customers.

The following table is an estimate of fees and expenses we will incur in connection with the Offer and the Merger:

Filing Fees	$119,463
Depositary and Paying Agent Fees	16,500
Information Agent	45,000
Legal, Printing and Mailing and Other Miscellaneous Fees and Expenses	650,000
Other Expenses	19,037

Total	$850,000

In addition, CreXus will incur its own fees and expenses in connection with the Offer and the Merger.

16. Miscellaneous.

We have not authorized anybody to give any information or represent anything to any holder of CreXus Common Stock other than the information contained in this Offer to Purchase or in the Letter of Transmittal. You must not rely on unauthorized information or representations.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act and a Transaction Statement on Schedule 13E-3 pursuant to Rule 13e-3 under the Exchange Act, and we may file amendments to those Statements. In addition, CreXus is filing a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, giving its recommendation regarding the Offer and furnishing information related to that recommendation. Those Statements and any amendments to them may be obtained in the manner set forth in “The Offer—Section 9. Information About CreXus” and “The Offer—Section 10. Information About Acquisition and Annaly.”

CXS Acquisition Corporation

March 18, 2013

SCHEDULE I
INFORMATION RELATING TO THE ACQUIRERS

1. CXS Acquisition Corporation (“Acquisition”)

Wellington J. Denahan	49

Ms. Denahan is the sole director and President and Chief Executive Officer of Acquisition. Ms. Denahan is Chairman of the Board and Chief Executive Officer of Annaly. Ms. Denahan was appointed Chairman of the Board and Chief Executive Officer of Annaly in November 2012. Previously, Ms. Denahan was appointed to serve as Co-Chief Executive Officer of Annaly in October 2012. Ms. Denahan was elected in December 1996 to serve as Vice Chairman of the Board and a Chief Investment Officer of Annaly. Ms. Denahan was Annaly’s Chief Operating Officer from January 2006 to October 2012 and Chief Investment Officer from 2000 to November 2012. She was a co-founder of Annaly. Ms. Denahan has a Bachelor of Arts from Florida State University.

Kathryn F. Fagan	46

Ms. Fagan is the Chief Financial Officer and Treasurer of Acquisition, Annaly and FIDAC. Ms. Fagan is the Chief Financial Officer and Treasurer of Annaly and FIDAC. Ms. Fagan was employed as Chief Financial Officer and Treasurer of Annaly in April 1997. From June 1, 1991 to February 28, 1997, Ms. Fagan was Chief Financial Officer and Controller of First Federal Savings & Loan Association of Opelousas, Louisiana. Ms. Fagan was employed as a bank and savings and loan auditor by John S. Dowling & Company, a corporation of Certified Public Accountants. Ms. Fagan has a Bachelor of Arts and a Masters Degree in Business Administration each from the University of Southwestern Louisiana.

2. Directors and Executive Officers of Annaly Capital Management, Inc. (“Annaly”).

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Kevin P. Brady	57

Kevin P. Brady was elected on January 28, 1997 to serve as a director. Mr. Brady has served as an independent director of Annaly since 1997 and is Chair of the Audit Committee, with oversight for financial disclosure, audit and general accounting activities. Mr. Brady is the Chief Executive Officer of ARMtech, a software company that he founded in 2007, which is dedicated to the financial reporting market. In January of 2008, ThomsonReuters acquired TaxStream, a software company founded by Mr. Brady. Prior to the acquisition, he served as Chief Executive Officer of TaxStream, providing product expertise, management and strategic direction for Annaly. Mr. Brady was awarded a patent from the U.S. Patent and Trademark Office (No. 7627504) for the invention of the TaxStream product. Mr. Brady worked in various accounting and tax positions at PricewaterhouseCoopers from 1986 to 1994 and Merck from 1980 to 1986. Mr. Brady holds a B.A. from McGill University, an M.B.A. from New York University and is a Certified Public Accountant (inactive).

Wellington J. Denahan	49

Ms. Denahan is Chairman of the Board and Chief Executive Officer of Annaly. Ms. Denahan was appointed Chairman of the Board and Chief Executive Officer of Annaly in November 2012. Previously, Ms. Denahan was appointed to serve as Co-Chief Executive Officer of Annaly in October 2012. Ms. Denahan was elected in December1996 to serve as Vice Chairman of the Board and a Chief Investment Officer of Annaly. Ms. Denahan was Annaly’s Chief Operating Officer from January 2006 to October 2012 and Chief Investment Officer from 2000 to November 2012. She was a co-founder of Annaly. Ms. Denahan has a Bachelor of Arts from Florida State University.

Kathryn F. Fagan	46

Kathryn F. Fagan is the Chief Financial Officer and Treasurer of Annaly and FIDAC. Ms. Fagan was employed as Chief Financial Officer and Treasurer of Annaly in April 1997. From June 1, 1991 to February 28, 1997, Ms. Fagan was Chief Financial Officer and Controller of First Federal Savings & Loan Association of Opelousas, Louisiana. Ms. Fagan was employed as a bank and savings and loan auditor by John S. Dowling & Company, a corporation of Certified Public Accountants. Ms. Fagan has a Bachelor of Arts and a Masters Degree in Business Administration each from the University of Southwestern Louisiana.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
James P. Fortescue	39

James P. Fortescue was appointed to serve as to serve as Chief Operating Officer of Annaly and FIDAC in October 2012. Mr. Fortescue was previously Chief of Staff, Head of Liabilities and Managing Director of Annaly. Mr. Fortescue joined FIDAC in June of 1995. Mr. Fortescue’s responsibilities included overseeing FIDAC’s financing on mortgage-backed and corporate bonds, as well as maintaining a pricing service for a major broker dealer. In September of 1996, Mr. Fortescue assumed responsibility for overseeing financing activities for the U.S. Dollar Floating Rate Fund Ltd. Mr. Fortescue has been in charge of liability management for Annaly since its inception, and continues to oversee all financing activities for FIDAC. Mr. Fortescue has a Bachelors Degree in Finance from Siena College.

Jonathan D. Green	66

Jonathan D. Green was elected on January 28, 1997 to serve as a director. Since January 2011, Mr. Green has served as a special advisor to Rockefeller Group International, Inc., a wholly owned subsidiary of Mitsubishi Estate Company, Ltd., with interests in real estate ownership, investment, management and development, and real estate services collectively operating under the brand of The Rockefeller Group. He joined The Rockefeller Group in 1980 as Assistant Vice President and Real Estate Counsel. In 1983 he was appointed Vice President, Secretary and General Counsel and in 1990 was elected Chief Corporate Officer. On July 6, 1995 he was named President and Chief Executive Officer of Rockefeller Group Development Corporation (RGDC) and Rockefeller Center Management Corporation (RCMC), both subsidiaries of The Rockefeller Group. In October 2002 Mr. Green was named President and Chief Executive Officer of Rockefeller Group International, Inc., becoming Vice Chairman in January 2009. He served as Vice Chairman until December 2010. In his role as Vice Chairman, Mr. Green was active in formulating the strategic planning for Annaly and its subsidiaries, which include Rockefeller Group Development Corporation, Rockefeller Group Investment Management, Rockefeller Group Technology Solutions, Inc. and Rockefeller Group Business Centers. Before joining The Rockefeller Group, Mr. Green was associated with the New York City law firm of Thacher, Proffitt & Wood. He also serves on the Board of Trustees of the Museum for African Art, The Leadership Council of Lafayette College and the Board of Trustees of the Wildlife Conservation Society. Mr. Green graduated from Lafayette College and the New York University School of Law.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Michael Haylon	55

Michael Haylon was elected on June 12, 2008 to serve as a director. Since January 2012, Mr. Haylon has served as Managing Director, Head of Investment Products at Conning, Inc. From September 2010 to December 2011, Mr. Haylon served as Head of Investment Product Management at General Re—New England Asset Management. He was Chief Financial Officer of the Phoenix Companies, Inc. from 2004 until 2007, and Executive Vice President and Chief Investment Officer of the Phoenix Companies in 2002 and 2003. From 1995 until 2002, he held the position of Executive Vice President of Phoenix Investment Partners, Ltd. a NYSE-listed company, and President of Phoenix Investment Counsel, where he was responsible for the management and oversight of $25 billion in closed-end and open-end mutual funds, corporate pension funds and insurance company portfolios. From 1990 until 1994 he was Senior Vice President of Fixed-Income at Phoenix Home Life Insurance Company. From 1986 until 1990, he was Managing Director at Aetna Bond Investors where he was responsible for management of insurance company and pension fund portfolios. From 1980 until 1984 he was Senior Financial Analyst at Travelers Insurance Companies. He began his career in 1979 in the commercial lending program at Philadelphia National Bank. Mr. Haylon has previously served on the boards of Aberdeen Asset Management and Phoenix Investment Partners. He has a B.A. from Bowdoin College and a M.B.A. from the University of Connecticut.

Kevin G. Keyes	45

Kevin G. Keyes is President of Annaly and is also a member of the Board of Directors. Prior to being named to his current role, Mr. Keyes served as Chief Strategy Officer and Head of Capital Markets at Annaly. Mr. Keyes has over 20 years of Capital Markets and Investment Banking experience. He joined Annaly in 2009 from Bank of America Merrill Lynch where he served in various senior management and business origination roles since 2005. Prior to that, Mr. Keyes also worked at Credit Suisse First Boston from 1997 until 2005 in various capital markets roles and Morgan Stanley Dean Witter from 1990 until 1997 in various investment banking positions. Mr. Keyes has a B.A. in Economics and a B.S. in Business Administration (ALPA Program) from the University of Notre Dame.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Kristopher R. Konrad	38

Kristopher R. Konrad was appointed to serve as to serve as Co-Chief Investment Officer of Annaly and FIDAC in November 2012. Mr. Konrad was previously a Managing Director and Head Portfolio Manager of Annaly. Mr. Konrad was the Portfolio Manager for Annaly and has served in this capacity since December of 2000. Prior to this, he was head of financing for the US Dollar Floating Rate Fund and assisted with the management of FIDAC’s high net worth separate accounts. Mr. Konrad was employed by Annaly in October 1997. Mr. Konrad has a Bachelors Degree in Business from Ithaca College and has attended the New York Institute of Finance for intensive mortgage-backed securities studies.

John A. Lambiase	73

John A. Lambiase was elected on January 28, 1997 to serve as a director. Mr. Lambiase was managing director in global operations at Salomon Brothers from 1985 through his retirement in 1991. Mr. Lambiase joined Salomon in 1979 as director of internal audit. Mr. Lambiase has served as Chairman of the Mortgage-Backed Securities Clearance Corporation, a member of the board of directors of Prudential Home Mortgage and a member of the Board of the National Securities Clearance Corporation, and was a founding director and Chairman of the Participation Trust Company. Mr. Lambiase also served on Salomon’s Credit Committee. Prior to joining Salomon, from 1972 through 1979, Mr. Lambiase was President of Loeb Rhodes Wall Street Settlement Corporation with responsibility for securities clearance of over 130 member firms. Prior to Loeb Rhodes, Mr. Lambiase had been the Chief Financial Officer and a General Partner of W.E. Hutton. Mr. Lambiase is a Certified Public Accountant (inactive).

Rose-Marie Lyght	39

Rose-Marie Lyght was appointed to serve as Co-Chief Investment Officer of Annaly and FIDAC in November 2012. Ms. Lyght was previously a Managing Director of Annaly and Chief Investment Officer of FIDAC. She has been involved in the asset selection and financing for the investment vehicles managed by FIDAC. Ms. Lyght was employed by Annaly in April 1999. Ms. Lyght has a Bachelor of Science in Finance and a Masters Degree in Business Administration from Villanova University.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
E. Wayne Nordberg	74

E. Wayne Nordberg was elected on May 27, 2005 to serve as a director and is Chair of the compensation committee. Since 2008 he has served as Chairman of Hollow Brook Associates LLC, an SEC registered investment advisor, which manages or advises $1.7 billion of investment assets, including the Lafayette College Endowment Fund. From January 2003 to November 2008, Mr. Nordberg served as a senior director of Ingalls & Snyder LLC, an NYSE member and registered investment advisor. From 1998 to June 2002, Mr. Nordberg served as Vice Chairman of the Board of KBW Asset Management, Inc. KBW is an affiliate of Keefe, Bruyette, & Woods, Inc., a registered investment advisor offering investment management services to institutions and high net worth individuals. From 1988 to 1998, he served in various capacities for Lord, Abbett & Co., a mutual fund company, including partner and director of their family of funds. Mr. Nordberg received his B.A. from Lafayette College, where he is a Trustee Emeritus. He is a member of the Financial Analysts Federation and The New York Society of Security Analysts and is a Trustee of the Atlantic Salmon Federation, The American Museum of Fly Fishing, The Anglers’ Club of New York, Glynwood Center and Yellowstone Park Foundation. Mr. Nordberg also serves on the Investment Committee of The Jackson Laboratory and the National Wildlife Federation Endowment Fund. Mr. Nordberg is also a director of PetroQuest Energy, Inc., an NYSE-listed company.

Donnell A. Segalas	55

Donnell A. Segalas was elected on January 28, 1997 to serve as a director. Since 2003, Mr. Segalas has been the Chief Executive Officer and Managing Partner of Pinnacle Asset Management L.P. where he is a member of the investment committee. Prior to joining Pinnacle, Mr. Segalas was Executive Vice President for alternative investments at Phoenix Investment Partners Ltd., a NYSE-listed asset management firm. Prior to joining Phoenix, Mr. Segalas was a managing director at the Far Hills Group where he was in charge of the Private Equity and Venture Capital fund-raising group. In 1997, Mr. Segalas co-founded a leveraged buyout firm, Maplewood Partners, L.L.C. He received a B.A. from Denison University.

R. Nicholas Singh	54

R. Nicholas Singh is Chief Legal Officer and Secretary and of Annaly and FIDAC. Mr. Singh was employed by Annaly in February 2005. From 2001 until he joined Annaly, he was a partner in the law firm of McKee Nelson LLP. Mr. Singh has a Bachelors Degree from Carleton College, a Masters Degree from Columbia University and a J.D. from American University.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of CreXus or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary with regard to the Offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

If delivering by mail, hand, express mail, courier,
or other expedited service:

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and Form W-9 may be directed to the Information Agent at the location and telephone numbers set forth below. Shareholders can also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (877) 687-1875
Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, New York 10036
Call toll-free: (888) 803-9655